U.S. Securities and Exchange Commission

                                        Washington, D.C.

                                           FORM 10-SB

        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                                     AMENDMENT NO. 3


          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                      Site2Shop.Com, Inc.
                      (Name of Small Business Issuer in its charter)


         NEVADA                                        88-0382813
         (State)                        (I.R.S. Employer Identification No.)


2001 West Sample Road, Suite 101, Pompano Beach, Florida    33064
(Address of Principal Executive Offices)                  (Zip Code)


Issuer's Telephone Number   (954) 969-1010

Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered

                 None



Securities to be registered pursuant to 12(g) of the Act:

                           Common Stock $.001 Par Value
                                    (Title of Class)

         THIS REGISTRATION STATEMENT CONTAINS "FORWARD-LOOKING" STATEMENTS REGARDING POTENTIAL FUTURE EVENTS AND DEVELOPMENTS AND MATTERS THAT ARE NOT HISTORICAL FACTS AFFECTING THE BUSINESS OF THE COMPANY. BECAUSE SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL STATEMENTS WHICH ADDRESS OPERATING PERFORMANCE, EVENTS OR DEVELOPMENTS THAT MANAGEMENT EXPECTS OR ANTICIPATES TO INCUR IN THE FUTURE, INCLUDING STATEMENTS RELATING TO SALES AND EARNINGS GROWTH OR STATEMENTS EXPRESSING GENERAL OPTIMISM ABOUT FUTURE OPERATING RESULTS ARE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT VIEWS AND ASSUMPTIONS REGARDING FUTURE EVENTS AND OPERATING PERFORMANCE. MANY FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ESTIMATES CONTAINED IN MANAGEMENTS' FORWARD-LOOKING STATEMENTS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO ADVERSE ECONOMIC CONDITIONS, COMPETITIVE PRESSURES, INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOMES AND FORECASTS, INABILITY TO CARRY OUT MARKETING AND SALES PLANS AND LOSS OF KEY EXECUTIVES, AMONG OTHER THINGS. SUCH STATEMENTS RELATE TO, AMONG OTHER THINGS, (I) FUTURE OPERATIONS OF THE COMPANY, INCLUDING POTENTIAL
STRATEGIC TRANSACTIONS; (II) COMPETITION FOR CUSTOMERS FOR THE COMPANY'S PRODUCTS AND SERVICES; (III) THE EFFECT OF POTENTIAL GOVERNMENT REGULATION UPON THE COMPANY'S OPERATIONS; AND (IV) OTHER STATEMENTS ABOUT THE COMPANY OR THE DIRECT RESPONSE AND TELEVISION PRODUCTION INDUSTRIES.

         FORWARD LOOKING STATEMENTS MAY BE INDICATED BY THE WORDS "EXPECTS," "ESTIMATES", "ANTICIPATES", "INTENDS", "PREDICTS", "BELIEVES" OR OTHER SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS FORM AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS DIRECTORS AND OFFICERS WITH RESPECT TO NUMEROUS ASPECTS OF THE COMPANY AND ITS BUSINESS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE EFFECT OF ANY PENDING EVENTS ON THE COMPANY'S OPERATING RESULTS IS INHERENTLY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THE RISKS ATTENDANT TO COMPETITION FOR CUSTOMERS AND MEDIA ACCESS; THE RISKS OF PRESENTING PRODUCTS AND SERVICES THAT WILL BE ACCEPTED BY THE MARKET; AND THE EFFECTS OF GOVERNMENT REGULATION.
                                      PART I

         The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community and (2) to comply with the OTC Bulletin Board Eligibility Rule (SR-NASD-98-51, as amended) as approved by the Securities and Exchange Commission in Release No. 34-40878.


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
ITEM 1.  DESCRIPTION OF BUSINESS
---------------------------------

OVERVIEW

          Site2Shop.Com, Inc. (the "Company", "Site2Shop.Com") is engaged in the marketing, production and distribution of television programs. The Company produces both educational half-hour television programs through its wholly owned subsidiary, Tricom Pictures and Productions, Inc. ("Tricom") and half-hour shop-at-home programming through the Site2Shop.com TV program. All programs are distributed to national audiences through a combination of any or all of the following: ABC affiliates, NBC affiliates, CBS affiliates, FOX affiliates, UPN affiliates and WB affiliates (collectively "network affiliates"), independent television stations and targeted cable networks.


BACKGROUND


          The Company was incorporated in Nevada on August 1, 1990 under the name Woodie III, Inc., to engage in the activity of general business, investments, research and development, manufacturing and real estate development. In August 1996, Woodie III, Inc. changed its corporate name to Tee-Rifik Corp.("Tee-Rifik"). From inception through May 1998, the Company had been seeking investors in order to finance and commence revenue producing activities. On June 24, 1998, Tee-Rifik entered into an Agreement and Plan of Reorganization (the "Agreement") with Shop TV and Television, Inc., a Florida corporation ("Site2Shop"), whereby Site2Shop and Tee-Rifik merged. Through the terms of the Agreement, Tee-Rifik acquired all the outstanding common stock of Site2Shop. The existing stockholders of Tee-Rifik retained their 116,400 (post reverse split- see below) shares and the stockholders of Site2Shop received (post reverse split) shares at a ratio of 1,250 to 1 for a total of 1,250,000 shares. Due to the majority ownership of the Company after the transaction by the Site2Shop stockholders and Tee-Rifik's lack of substantial assets, liabilities or marketable products, the transaction was treated as a reverse acquisition of Tee-Rifik by Site2Shop using the pooling method for accounting purposes. As part of the Agreement, Tee-Rifik changed its corporate name to Shop T.V., Inc., and its principal business became retailing and television broadcasting.


          On February 5, 1999, Shop T.V., Inc. changed its name to Site2Shop.Com, Inc. to reflect its focus on the Internet.

          On February 23, 1999, Site2Shop.Com also completed a one for ten (1:10) reverse split of the issued and outstanding shares of common stock, whereby a stockholder owning 10 shares of common stock prior to the reverse split, would own 1 share of common stock after the reverse split. Unless otherwise indicated herein, the information in this filing relating to the common stock has been restated to reflect such split. The trading symbol was also changed from SHTV to its current EBUY.


             On March 8, 1999, the Company completed its acquisition of Tricom, a privately held corporation, incorporated in Florida in November 1991. . Under the terms of the acquisition agreement, the stockholders of Tricom received Company shares at a ratio of 100,000 to 1 for a total of 10 million shares. Three executive officers and five stockholders of the Company owned 85% and 15% respectively, of Tricom's common stock since inception. As a result of the Tricom acquisition, the three executive officers' percentage of common stock ownership of the Company, collectively, increased from 71.01% to 83.07%. The other five stockholders' percentage of common stock ownership of the Company, collectively, increased from 5.61% to 13.7%


         The Company's executive offices are located at 2001 West Sample Road, Suite 101, Pompano Beach, Florida, 33064; Telephone (954) 969-1010.


THE INDUSTRY AND MARKET

          The direct response transactional television programming industry was developed in the United States after the Federal Communications Commission rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States direct response transactional programming and the direct response educational programming industries. Producers of these types of programming combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their programming. After an initial growth period, the industry consolidated through the end of the 1980s. At the same time, increased attention from the Federal Trade Commission and federal and state consumer protection agencies led to greater regulation of the industry. By the early 1990s, direct response transactional television programming and home shopping cable channels had become a more accepted forum


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
for obtaining information about products and services and making purchases from home. As the industry matured, the variety of products marketed through direct response transactional television programming steadily increased. Today, offerings as diverse as car care products and weight loss programs are marketed in this manner.

          According to a survey conducted by the National Infomercial Marketing Association ("NIMA") conducted in 1995, the latest year for which data is available, approximately 10,000 infomercials are aired per week in the United States for a total of 5,000 hours per week. NIMA estimates that its members purchased $550 million of media in 1995 to support its programming and that their clients' sales approximated $1.15 billion. The Company believes that the market is highly fragmented and ripe for consolidation. Accordingly, it is focused on increasing its level of operations in order to promote growth and market share.


PRODUCTS AND SERVICES

OVERVIEW

          The Company's products and services are rendered principally by its two wholly owned subsidiaries (i) Site2Shop and (ii) Tricom.


                 SITE2SHOP- SHOP-AT-HOME TELEVISION PROGRAMMING

          Site2Shop's principal business is the marketing, production and distribution of thirty (30) minute infomercials in a shop-at-home format. Site2Shop markets its vendors' products through (i) a half-hour shop-at-home program called "site2shop.com TV," (ii) on its Internet web site at www.site2shop.com, and (iii) at its retail store located in Pompano Beach, Florida. Site2shop.com TV is aired nationally through a combination of any or all of the following: network affiliates, independent television stations and targeted cable networks. The program features unique products as well as items generally available. Typically, sales personnel of Site2Shop search through various media sources, including newspapers, internet and magazines, for products to potentially feature on site2shop.com TV.
The

manufacturers/distributors are contacted and asked to provide samples of their products for evaluation of inclusion on the show by a focus group. The criteria utilized by the focus group are primarily based on function, form and salability and the products being featured on future shows as to compatibility. If the product coincides with the criteria, the manufacturer/distributor is contacted and presented with the opportunity of show participation via a segment on the show of approximate duration of 1 - 3 minutes. If the manufacturer/distributor ("Participant") is amenable, the parties enter into a contract whereby Site2Shop will feature the product and/or Company logo in a targeted national publication, whose readership is most apt to purchase the product, in conjunction with the promotion of the particular show. Additionally, Site2Shop, by utilizing Tricom's production facilities and resources, produces the segment, inclusive of field production, graphics, music, program editing, set design and on-camera talent, for the Participant for inclusion on the show for airing through the aforementioned TV media and provides the Participant with a copy tape of the segment. In consideration of such services, the Participant pays a one-time, flat rate fixed "Product Insertion
Fee", predetermined by Site2Shop, typically due within thirty days of signing the contract. The fee is based on Site2Shop management's experience and best estimate of the cost to render the contractual services plus an element of profit.


          While typically only ten products are featured on each half-hour segment of the program, viewers have the opportunity to view Site2Shop's entire catalog, currently featuring more than 500 products, many of which also are available at the retail store located in the Pompano Beach Mall and through the Company's Internet web site.

          The products offered by Site2Shop include but are not limited to jewelry, housewares, apparel, electronics, collectibles, toys, educational products, and sporting equipment. Unlike some retailers, which focus essentially on national brands, a majority of the products offered by Site2Shop comprise a combination of national brands as well as private brand or non-branded products. Site2Shop purchases the merchandise offered by it on both a consignment basis (for products sold in the retail facility) and on a terms basis for products sold through fulfillment and on the internet (at wholesale and retail prices as negotiated in the aforementioned contract). Site2Shop maintains minimum inventory levels.

          The Site2Shop.Com TV program is a pre-recorded retail sales program that is aired by cable television systems and television broadcast stations throughout the country on a prepaid , two weeks in advance, airtime basis by the Company. Site2Shop.Com TV is available in half-hour shows only, which enables network and cable affiliates to air the programs in available time slots. Some of the major television broadcasting outlets used by the Site2Shop to air its shows are:

Station                         Market                      Affiliation
------------             ---------------------            -----------------
KJWY                     Salt Lake City, Utah               NBC
Time Warner              Los Angeles, California            CABLE
TCI Miami                Miami, Florida                     CABLE
TNN                      National                           CABLE
WCIV                     Charleston, South Carolina         ABC
WGTW                     Philadelphia, Pennsylvania         INDEPENDENT
WJYS                     Chicago, Illinois                  INDEPENDENT
WVVH                     New York, New York                 INDEPENDENT


          Site2Shop does not guarantee a Participant airing of the program on any particular television station but does provide the Participant with an airing schedule, one month prior to actual airing, indicating station, market, affiliation and scheduled date and time of airing.

          Site2Shop's retail sales and programming are intended to create a friendly sales environment, which promotes sales and customer loyalty through offering unique products, coupled with product information and entertainment. During a typical program, an announcer introduces each product to the co-hosts. The hosts of the show then describe the merchandise, sometimes with the assistance of a guest representing the Participant and sometimes with ordinary users of the product, and convey information relating to the product such as price, features, uses, and assembly requirements. The price (as set by the Participant and contained in the contract), item number, and toll-free number for ordering are continuously aired during each product description. Viewers purchase merchandise by MasterCard, Visa, Discover or American Express credit cards by calling a toll-free telephone number continuously aired during the program. Site2Shop contracts with Alert Communications, Inc., a national call center, which provides order fulfillment for Site2Shop on a fee for service basis based on the volume of calls which it handles. Once received, orders are electronically transmitted to the Participant, who ships the product directly to the viewer. Site2Shop bills the viewer but remits to the Participant the sales proceeds less a shipping and handling charge until such time as the Participant has recouped the entire Product Insertion Fee. Generally, any item purchased from Site2Shop.Com TV may be returned within 30 days for a full refund of the purchase price, excluding the original shipping and handling charges. Site2Shop does not guarantee the sale of any product featured on its show nor does it guarantee any minimum sales quantity to any Participant.

          The Participant's product is also offered for sale on Site2Shop's website. The orders are processed in a similar manner as show sales, however, Site2Shop purchases the product from the Participant at a negotiated price and term as contained in the aforementioned contract. The Participant is paid in accordance with the contract terms by Site2Shop. Site2Shop retains the sales proceeds. Additionally, Participant's products are offered for sale at the Site2Shop retail store as a means of increasing sales opportunities for Participants. The retail manager contacts Participants regarding the opportunity to offer their product for sale on a consignment basis based on a negotiated purchase price. As the salability of the product on a retail store basis is unknown, consignment offers Site2Shop a means of risk reduction against non-salability of the product, as Site2Shop owes the Participant the negotiated price in accordance with terms only if the product is sold. The Participant is paid in accordance with the oral arrangement negotiated with the retail manager. At the expiration of the consignment period, the Participant can have the unsold product returned or extend the consignment period. Site2Shop generally offers only products featured on its shows on its website and retail store, however, products of other than Participants have been offered through these venues. Similarly, Participants may sell their products through any distribution channel they so choose and are not precluded contractually from doing so.



                    TRICOM-EDUCATIONAL TELEVISION PROGRAMMING


          Tricom's principal business is the marketing, production and distribution of thirty (30) minute educational programs. These programs are distributed through a combination of any or all of the following: network affiliates, independent television stations and targeted cable networks. Topics for the programs include but are not limited to parenting, health, cooking, and home improvement are presented in a news magazine-style format with all segments having a strand of commonality about the topic. Companies appearing on 3-5 segments of the program apprise the viewer of their products or services in conjunction with the topic featured on the program, however, there is no direct attempt by the companies to sell their products or services.

          Tricom researchers contact various national consumer oriented companies whose business and activities address topics of specific interest to targeted audiences (e.g. children's health issues to an audience of parents with children in ages ranging from infancy to pre-teen). The researchers request data from these companies for review and compatibility with future planned episodes of Tricom programs. If the data and subject matter are compatible, the researcher will contact the company regarding appearing on a segment of 3 - 5 minutes in duration in a future episode. If amenable, Tricom and the company enter into a contractual arrangement whereby Tricom will feature the company's logo and/or product on two full-page advertisements in a targeted national publication in conjunction with the promotion of the television program series and related episodes. Additionally, Tricom will produce the segment, including field production, graphics, editing, set design and on camera talent, and broadcast the program a minimum of twenty times in local and national markets so as to reach a potential of 60 million households around the country, although, the actual number of viewers may be substantially less. The stations selected for broadcasting are based upon Designated Market Areas and the television viewership (defined by the number of households potentially able to view programming if all television sets were on simultaneously for the area) of such areas as ranked and calculated by the National Association of Television Program Executives Listing Guide and SRDS (formerly known as Standard Rating and Data Service). The company is given a copy of its segment tape and also granted a license to use such tape for any lawful business purpose.


     In consideration of such services, the company agrees to pay Tricom within thirty days of signing the contract a one time, flat rate fixed "Scheduling Fee" (predetermined by Tricom) which is based on Tricom management's experience, knowledge and best estimate of the cost to render such services and an element of profit. Additionally, Tricom owns  complete  licensing  rights to the  segment  tape which it may use for any
lawful  business  purpose  and  also  maintains   editorial   control  over  all
programming and collateral material.

          Tricom also maintains the production facilities for the Company. These facilities include two complete editing facilities, two camera crews, an in-house studio with working sets and complete animation and graphic capabilities. Tricom is currently offering these facilities on fee for service basis in the local market in order to maximize utilization and expand potential revenue venues.


SALES AND MARKETING

TELEVSION PROGRAMMING


     Site2Shop's 0) salespersons seek out products for possible feature on one or several targeted programs. Currently, manufacturers/distributors wishing to have their merchandise marketed by Site2Shop execute a contract with Site2Shop. Typically, a contract provides that in consideration  for an one-time payment (the "Product  Insertion

Fee"), Site2Shop will include the manufacturer's/distributor's product in one 1-3 minute segment, promote the airing of the show, and agrees to air the program to a potential household reach of 50 million homes throughout the United States, although actual viewership may be substantially less.. The program airs a minimum of twenty times, generally in twenty different Designated Market Areas
(DMA). A program may air more than once in a DMA but usually on the same television station in the DMA, so that the programs potential household reach is 50 million on a first run basis. The stations selected for broadcast can be any combination of any or all network affiliates, independent cable and cable networks and independent affiliates. The shows generally air over a three month span of time so that a minimum potential household reach of 50 million is attained. As part of the contract, the Participant receives a copy of his tape segment, as part of the Product Insertion Fee, for which he is granted a license to use the tape for any lawful business purpose.

     Additionally, Site2Shop may include the product on its Internet e-commerce website or commercial retail store located in a mall in Pompano Beach, Florida. Internet purchases by Site2Shop from the Participant are on negotiated terms as to cost and payment term and contained in the contract.. All sales proceeds from internet sales belong to Site2Shop. Commercial retail store sales are made on a consignment basis with cost and payment terms determined on a negotiated basis outside the contractual arrangement.

     If or when sales of the product directly from the airing of the show (by a viewer dialing an 800 number appearing on the show) exceed the the Product Insertion Fee paid by the Participant, Site2Shop and the Participant share in the resultng profit generated from future sales on an equal basis. For purposes  of the  contract,  "profit" is defined as the  difference  between the


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
retail sales price paid by the viewer less a de minimis shipping and handling fee retained by Site2Shop and the cost of the product.

          Contracts at various stages of fulfillment are in place for approximately 200 national vendors. Fulfillment and retail revenues for the first calendar quarter of 1999 were $2,000 and $6,000 respectively; .1% and .3% respectively of total revenues of the first calendar quarter of 1999.

          Contracts executed during the first calendar quarter of 1999 already exceed $1.5 million. Television programming revenues recognized during the first calendar quarter of 1999 totaled $1,311,000; $300,000 pertaining to contracts executed in 1999 and $1,011,000 to contracts executed in 1998.

     Tricom's sales force focuses on companies wishing to have their products and services featured in 3 - 5 segment of a half-hour educational television program of which all segments relate to a topic and are structured to inform and educate the viewing audience. There is no direct attempt to sell products or services on the show. As a result of different criteria for companies selected for appearance on the show, primarily relate to name recognition and financial strength. Site2Shop and Tricom generally do not compete for participants/companies for each other's show or for market share. The shows are promoted in a similar manner as shop-at-home television programming except the potential household reach is 60 million homes, although, actual viewership may be substantially less. Accordingly these shows may appear on the same television stations and other television stations as shop-at-home television programming. The fee, ("Scheduling Fee") charged companies appearing on these shows are higher than shop-at-home television programming because of the segment length and potential household reach differences. Companies also receive a copy of their completed segment. During the first calendar quarter of 1999, contracts executed totaled $800,000. Television revenues, recognized utilizing the percentage of completion method, totaled $858,000 during the first calendar quarter; $147,000 from contracts executed in 1999 and $711,000 from contracts executed in 1998.


Internet

          On February 9, 1999, the Company entered into a contract to list product for sale on the bid4it(TM), an Internet auction site, operated by CyberQuest, Inc. ("CyberQuest"). The Company establishes a minimum bid which it will accept for each product listed for sale on the site and the quantity available for sale. All products listed have a 30-day money back guarantee from date of delivery. Those purchasers orders that equal or exceed the minimum bid are forwarded to the Company for fulfillment and contain all pertinent information necessary to ship the order and file applicable sales and use taxes. The Company provides CyberQuest with proof of shipment which provides the basis of payment by CyberQuest to the Company. The Company is paid by automatic deposit into a Company designated account. The payment to be received is based on the unit selling price, applicable sales taxes and freight less a sliding scale fee charged by CyberQuest based on the sales value of the transaction. The contract may be terminated by either party by written notice. The product is purchased on a negotiated basis as to purchase price and payment terms from manufacturers/distributors whose products are featured on its half-hour shop-at-home programming. All profits from this auction site belong to the Company. To date, the Company has not listed any products for sale on this auction site due to the complexity of the auction listing process including the manpower and effort necessary to add products to the site and the limited consumer traffic on the website.

          In April 1999, the Company entered into an agreement with Yahoo!, Inc.("Yahoo") under its Yahoo! Delivers program whereby Yahoo! sent e-mails to Yahoo users who specifically requested to be notified of special promotions.

Approximately, 12,000 users were contacted during the month of April advising them of the Company's new portal site. In consideration of such services, the Company paid Yahoo a one-time fee of $10,000. The portal site, http://st6.yahoo.com/shoptv/, was opened on April 15, 1999 using the Yahoo! Store concept which allows businesses the ability to design websites, utilize state-of-the-art tracking tools while affording easy access (through Yahoo!) to e-commerce to millions of internet users to the Company's website, www.site2shop.com. All profits generated from sales through this portal site are retained by the Company. In consideration of such services, the Company pays Yahoo a $300 all-inclusive rental fee, on a month-to-month basis, terminable at will, in writing, by either party.. To date there have been 52,000 web pages viewed (the aggregate number of pages of the Company's website by the number of total visitors to the website through the Yahoo portal)by the visitors to the portal site, however, the Company does not readily account for internet sales by source of origin, i.e. directly to the Company's website as opposed to through the Yahoo portal.

          Although the Company is constantly seeking additional opportunities to market its Participants products, it currently does not anticipate using the internet as its primary sales venue anytime in the near future, but is working toward availing itself of such opportunity.

SIGNIFICANT CUSTOMERS

          During 1998, no customer accounted for more than 10% of net sales.


MANUFACTURING AND SUPPLIES/PRODUCTION OF PROGRAMS

         The Company does not currently manufacturer any products that are featured on any of their television programs. Furthermore, the Company does not depend on any one manufacturer to supply products for any television program.

         The Company does produce most or all of the television programs through its in-house production and editing facility. The Company currently owns or leases two broadcast quality video production cameras, two Media 100 editing systems and many related items critical in the production and distribution of its television programs.


COMPETITION

          Due to the fact that the scope of the business has moved into many industries, television, home shopping, production, Internet commerce and retail, there are many companies that actively compete with the Company.
  There are very few companies that compete directly with the core business of the Company. The majority of these companies can be found in the shop-at-home television industry and would include, Home Shopping Network (HSN), QVC, ValueVision and Shop at Home. Of the aforementioned companies, most have substantially greater financial, technical and other resources and have established reputations for their success in their ability to sell products through a shop-at-home format. The Company does not know of any direct competitor that currently charges a "product insertion fee" whereby a participant on the show pays a monetary fee to have their product exclusively featured in 3-5 minute segment a on a taped show that airs a minimum of 20 times to a national audience through any combination of network affiliates, independent cable stations, cable networks or independent television stations, that has a potential household reach of 50 million and/or offers the vendors a share of the profits based on the success of the program. Competitors in the shop-at-home television programming business generally purchase products featured on their shows on a consignment basis with unsold products returned to the respective vendors. Participants are not charged a fee to have their products offered for sale on the show. The products are generally offered for sale for a shorter duration of time.

         Tricom does have a number of competitors, primarily located in the South Florida area, that market and produce very similar programs. These include among others, Five Star Productions, Global Solutions Network, Millenium Productions and ITV.


GOVERNMENT REGULATION

          Although  the  Company's   programming  is  not  subject  to  specific
government regulation, the Company is dependent on the television broadcast stations and cable television systems to air its programs. A substantial portion of a broadcaster's business is subject to various statutes, rules, regulations and orders relating to communications and generally administered by the Federal Communications Commission (FCC). The communications industry, including the operation of broadcast television stations, cable television systems, satellite distribution systems and, in some respects, cable stations which produce their own programming is subject to substantial federal regulation, particularly pursuant to the Communications Act of 1934, as amended, the Telecommunications Act of 1996 and the rules and regulations promulgated by the FCC. Cable television systems are also subject to regulation at the state and local level. Regulations which have an adverse affect on broadcasters with whom the Company contracts to air its programs, could have a material adverse impact upon the Company and the Company's ability to purchase airtime.

          The Company collects and remits sales tax in the state in which it has a physical presence. Certain states in which the Company's only activity is direct marketing and e-commerce have attempted to require such merchants, such as the Company, to collect and remit sales tax on sales to customers residing in such states. A 1995 United States Supreme Court decision held that Congress can legislate such a change. Thus far, Congress has taken no action to that effect. The Company is prepared to collect sales tax for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collection of sales tax will have a material adverse effect on the Company's financial condition or results of operations.

          To date, the Company has not incurred any costs or unusual expenses as a result of government regulations imposed upon it. Nor has any current governmental regulation materially impacted the operations of the Company or the manner in which it conducts business.

LICENSES, PATENTS AND TRADEMARKS

     A trademark application has been submitted and applied for under the name of site2shop.com. for use as the Company's logo in all facets of its business. The television program titles used by all subsidiaries of the Company are covered by public use. The Company also owns the Internet domain names site2shop.com, site2bid.com, site2buy.com, site2sell.com and site2auction.com.


EMPLOYEES

         The Company currently has 100 employees, all full-time, 17 of which are in management and administration, 18 are in production and 65 are in sales, marketing and research. The Company retains the services of approximately 100 independent contractors in the areas of production, graphic design, acting and Website maintenance on an as-needed basis.


ITEM 2.  MANAGEMENT'S DISCUSSION and ANALYSIS
------------------------------------------------

OVERVIEW


     As the operating entities comprising the Company have been under common control since their respective inceptions, the following discussion will address the results of operations on a year-to-year basis and liquidity as if the entities had merged as of January 1, 1996. Accordingly the results of operations for the years ended December 31, 1996 and 1997 are those of Tricom, solely. The results of operations for the year ended December 31, 1998 include the operations for the entire year of Tricom and the period of June 24, 1998, the commencement of revenue producing operations, through December 31, 1998 of Site2Shop.

     The Company's recognizes television programming revenues using the percentage-of-completion method, whereby revenues are recognized relative to the proportionate progress on such contracts as measured by the ratio which costs incurred on each contract bear to total anticipated costs for each contract. Accordingly, the Company's revenues are principally affected by two factors:

1.       Its ability to execute contracts with Participants:

2. Its ability to complete segments and air programs in an efficient and expeditious manner.


RESULTS OF OPERATIONS FOR THE YEARS ENDED  DECEMBER 31, 1997 and 1996

     Revenues increased from $2,663,000 in 1996 to $7,124,000 in 1997 primarily as a result of the Company doubling its sales force by hiring additional employees at the end of 1996. The incremental employees had contributed approximately $3,000,000 in 1997 revenues. The original sales force contributed approximately $4,100,000 in 1997 revenues.

     Cost of revenues increased from $1,362,000 in 1996 to $1,581,000 in 1997 as a result of the need to hire additional production personnel to meet the increased volume of shows to be produced caused by the increase in contracts garnered by the additional sales force in 1996 and 1997. Additionally television airtime and talent costs increased as a result of the additional segments produced and show airings.

     Selling expenses increased by $1,378,000,000 from $620,000 in 1996 to $1,998,000 in 1997 as a result of the increased sales force and a related increase in selling supplies and long distance telephone expenses.

     General and administrative expenses increased by $1,172,000 from $2,287,000 in 1996 to $3,459,000 in 1997. The increase was caused by hiring additional qualified personnel necessary to support the increased personnel in production and sales. Space costs increased in order to accommodate the new hired personnel. Officers' compensation increased by $1,200,000 as a result of the Company's increased profitability and the termination of the Company's S corporation election under Subchapter S of the Internal Revenue Code.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


      Revenues  increased by $205,000  from  $7,124,000 in 1997 to $7,330,000 in
1998. Educational television programming revenues decreased by $994,000 from 1997 while shop-at-home television program revenues were $1,198,000. Additionally, retail store sales from products appearing on shop-at-home television programs were $42,000.


      Cost of revenues increased from $1,581,000 in 1997 to $1,661,000 in 1998, an increase of $79,000. The increase is commensurate with the increase in revenues as the gross margin percentage was approximately 78% in both years.

      Selling  expenses  decreased  by  $297,000  from  $1,998,000  in  1997  to
$1,701,000 in 1998 as result of a decrease in salary and wages of $318,000 caused by a change in mix of contracts executed in 1998 versus 1997. Although commissions as a percentage of contract fees are virtually the same for both educational and shop-at-home television programming, educational television programming fees are higher because the segments are longer, they potentially reach a greater number of households and accordingly cost more to produce. In 1998, the effect on selling wages was impacted to a greater extent by the decrease in the number of educational television programming contracts executed in 1998 as opposed to the increase in the number of shop-at-home television programming contracts executed in 1998.

      General and administrative expenses decreased from $3,459,000 in 1997 to $3,248,000 in 1998, a decrease of $211,000. The decrease was primarily as a
result  of  a  decrease  of  officers'   compensation   because  of   diminished
profitability in 1998.


RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999

          Revenues for the six months ended June 30, 1999 totaled $4,841,000 as opposed to $2,213,000 in the 1998 period. The increase, $2,628,000 is attributable to $2,918,000 in shop-at-home television programming revenues offset by a decrease of $398,000 in educational television programming revenues. The decrease was principally caused by a shift in production effort toward shop-at-home television programming. Additionally, the 1999 period included $13,000 of retail store sales and $7,000 of fulfillment sales and $88,000 in internet sales of products featured on shop-at-home television programming.


          Cost of revenues for the 1999 period increased by $405,000 from $660,000 in 1998 to $1,065,000 in 1999. Gross margin improved in 1999 to 78%
from 70% in 1998. The margin improvement was attributable to production effort mix, whereby more shop-at-home television programming phases of production can be and were completed in a fixed amount of time than educational television programming thereby generating more revenues while costs remain relatively fixed. This occurs primarily because of the difference in length of the respective programming segments, 1 - 3 minutes for shop-at-home television programming as opposed to 3 - 5 minutes for educational television programming.


          Selling expenses for the 1999 period totaled $1,274,000 as opposed to $674,000 in 1998, an increase of $600,000. The increase is attributable to an increase in shop-at-home television programming selling expenses of $713,000, primarily consisting of salary and wages of and other related expenses of shop-at-home television program selling expenses.

          General and administrative expenses for the 1999 period increased by $997,000 from $671,000 in 1998 to $1,668,000 in 1999. The increase is primarily attributable to an increase in salaries and wages caused by a need to augment the support staff infrastructure and the additional executive and managerial demands upon the executive officers as a result of the shop-at-home television programming business.

LIQUIDITY AND CAPITAL RESOURCES


          The Company has financed its growth and cash requirements in 1997 and 1999 from operations;otherwise primarily from sales of its securities. The Company does not currently have any credit facilities from any financial institutions or private lenders other than its existing capital lease obligations to GE Capital Trans Leasing resulting from the financing of production equipment purchased in 1997 which expires in the year 2000.

          For the year ended December 31, 1996, cash used in operations was $20,000. This was primarily caused by the net loss for the year of $1,606,000, an increase in accounts receivable of $242,000 offset by an increase in deferred revenues of $1,695,000. The Company's policy is not to commence significant production efforts on any contract until the Participant pays in full, generally in 30 days of contract execution, in accordance with contract terms. The increase in accounts receivable was caused by the activities of the increased sales force, added in the latter part of the fourth quarter of 1996.
Additionally,  accounts  payable  and  accrued  expenses  increased  by  $98,000 reflecting the increased level of operations for the year. Cash used in investing activities during 1996 was $73,000 for capital expenditures relating to leasehold improvements to the additional rental space associated with the additional sales force and to equip them with office furniture and equipment. As a result, the net cash decrease for the year approximated $93,000 and was principally financed from existing cash balances.

      For the year ended December 31, 1997 cash balances for the year decreased by $54,000. Cash provided by operating activities totaled $104,000, primarily caused by a decrease in deferred revenues of $703,000, a net loss for the year of $104,000 offset by a decrease in accounts receivable of $536,000 and an increase in deferred taxes of $190,000. The decrease in deferred revenues was primarily as a result of an increased production effort expended on contracts executed in 1996. The increase in deferred taxes is attributable to the decrease in deferred revenue. Accounts receivable decreased due to the seasonality of the industry whereby the level of operations tend to diminish during the last two weeks of December. Accounts payable increased by $98,000 reflecting the increased levels of operations for the year. Depreciation and amortization expense increased $77,000 for the year as a result of the capital expenditures made toward the end of 1996 pertaining to the additional sales force and the capital expenditures of the current year pertaining to production equipment ($98,000, net of those purchases made by the incurrance of debt) to support the increased level of operations. Cash used in financing activities totaled $60,000 of which $50,000 was used to pay capital lease obligations associated with the acquisition of production equipment. The net cash decrease for the year was financed from existing cash balances.


      For the year ended December 31, 1998, cash used by operations totaled $119,000. The principal uses of cash were a reduction in deferred revenues of $1,220,000 as a result of an emphasis in the fourth quarter of 1998 to produce and air shows in conjunction with the holiday season. Additionally, deferred income taxes increased by $734,000 primarily as a result of the decrease in deferred revenues. Accounts receivable decreased by $294,000 primarily as a result of increased collection efforts during 1998. In December 1998, the Company issued 150,000 non-statutory options to purchase 150,000 common shares of the Company to three executive officers and controlling shareholders of the Company at an exercise price less than fair market value as defined by the Company's Stock Option Plan. The options vested immediately and expire in December 2003. The difference between the fair market value at the time of grant and the exercise price for the 150,000 options result in a source of cash of $66,000. Cash used in investing activities totaled $131,0000, $63,000 associated with leasehold improvements for the retail store opened in the third quarter of 1998 and $52,000 associated with leasehold improvements, office furniture and equipment associated with the shop-at-home television programming operation introduced in the third quarter of 1998. Cash provided by financing activities totaled $204,000 for 1998. The principal source was from the sale of 25,000 shares of its Common Stock ($250,000) pursuant to a private offering under Rule 506 of Regulation D of the Securities Act of 1933 as amended, in July 1998. The proceeds were primarily used for working capital. Additionally, the Company had a bank overdraft of $89,000 at December 31, 1998 caused by an excess of cash needs over and above cash balances and anticipated cash collections. The bank overdraft, which occurs infrequently, is reflected in the pro forma financial statements, and results from a variation between those estimates (of receipts) and actual results. The Company has an informal arrangement with a financial institution to allocate the Company's financial resources in multiple cash accounts in order to minimize bank overdrafts. The Company has not been charged interest on overdrafts but has paid a fee of $30 for each overdraft check honored by the bank. The Company also made capital lease obligation payments, in connection with production equipment purchased in 1997, totaling $48,000. During the fourth quarter of 1998, the Tricom loaned a company, Legal Street Enterprises, Inc.,("Legal Street"), a total of $87,000 which was subsequently increased to $97,000 in January 1999. The President and Vice President of Site2Shop.Com, who are controlling shareholders of Site2Shop.Com, own 67% collectively of the Legal Street. In February 1999, Legal Street gave an unsecured Note to Site2Shop.Com requiring interest payments, at the rate of 8% per annum on the unpaid principal to commence on August 1, 1999 and for 59 consecutive months thereafter. A balloon payment of the principal amount is due with the 60th month's interest payment. The net cash decrease for the year was $46,000 financed from existing cash balances.




          At June 30, 1999, the Company had a working capital deficiency of $1,462,000 and stockholders' deficit of $,948,000. Additionally, the Company had signed contracts totaling $,972,000 for which performance had yet to commence and payment had yet to be received. The Company does not consider these contracts to be part of accounts receivable or working capital. Operating activities for the period provided cash of $522,000 primarily from net income for the period of $501,000 and a increase in deferred revenue of $240,000 offset by an increase in accounts receivable of $593,000. The increase in deferred revenue is attributable to an increase in contract volume during the quarter and the Company's efforts to maintain production activities commensurate with the growth in contract volume. The increase in accounts receivable is directly related to the increase in contract volume. Additionally, deferred income taxes increased as a result of the increased profitability of the Company. Additionally, the Company purchased from Participants inventory in order to support its internet sales efforts. Cash used in investing activities totaled $146,000 reflecting capital expenditures for the period, $88,000 relating to the purchase of computer hardware and software, so as to be Year 2000 compliant. Cash provided from financing activities totaled $894,000 primarily from the a sale of Company shares of common stock to private accredited investors pursuant to an offering under Rule 504 of Regulation D of the Securities Act of 1933 as amended, a repayment during the quarter of a bank overdraft of $89,000 which existed as of December 31, 1998. On April 6, 1999, the Company completed the private offering by selling an aggregate of 1,000,800 shares of its common stock and raised $1 million. The proceeds have been invested in cash equivalents, however the Company plans to use such proceeds for the (i) opening of two offices in south Florida in the beginning of the third quarter of 1999,(ii) to expand and enhance its current internet presence with the intent of increasing distribution opportunities of the products and services of Participants featured on its television programming and (iii) to purchase computer hardware and software necessary to be Year 2000 compliant. None of the proceeds are subject to binding agreements and accordingly, the Company will have broad discretion in the application of such proceeds. As of June 30, 1999, the Company's best estimate of the anticipated costs of such projects are $400,000 for the opening of the two offices, $300,000 for the expansion and enhancement of its current internet presence, $100,000 for the purchase of computer hardware and software and the remaining $200,000 for general working capital purposes.

     The Company has not generated sufficient working capital to fund its operating activities. The Company had financed its activities through the sale of its shares of its common stock to private investors under exemption from registration of such securities provided by the Securities Act of 1933. In February 1999, the Securities and Exchange Commission revised Rule 504 of Regulation D to effectively limit the circumstances where general solicitation is permitted and "freely tradable" securities may be issued in reliance on the Rule to transactions:


               (1) registered  under  state  law  requiring  public  filing  and delivery of a disclosure statement to investors before sale, or

               (2) exempted under state law permitting general  solicitation and advertising so long as the sales are made to accredited investors.

Since most transactions under Rule 504 are private ones, they will continue to be permissible under exemption, but general solicitation and advertising will not be permitted and the securities will be "restricted". In light of this revision, the Company's ability to raise funds through the sale of "unrestricted / freely tradable" shares of its common stock to private investors may be severely impaired. Accordingly, there can be no assurances that the Company will be successful in obtaining additional financing in connection with any financing possibility, on terms acceptable to the Company, or at all.

     The Company believes that the cash and cash equivalents generated from its current level of operations to be sufficient to meet its working capital requirements over the balance of the current year. The Company continues to seek opportunities for growth either through the opening of new offices, enhancing or increasing production capacity, acquisitions, additional distribution channels of its television programming of Participant's products and services and any and all combinations thereof, and in connection therewith, may have to seek to raise cash in the form of equity, bank debt or other debt financing.


STRATEGY

          The Company's goal is to be recognized as a national leader in direct response marketing by implementing an aggressive growth strategy. The key elements of the Company's strategy to achieve this objective are:

  * Increase the Number of Customers Participating in the Company's Programs. The Company is constantly searching for additional participants seeking a cost effective means of marketing and advertising their products and services which potentially represent additional opportunities of selling their products through venues currently not being utilized (i.e., television, internet and retail store), thereby increasing their revenues. As part of the process, the Company searches for new entrepreneurial companies offering products for sale that currently are not widely distributed, appear to have potential consumer appeal and have a retail price point which is conducive for high unit volume. The Company believes that there are numerous companies with such a profile whose means of product distribution venues could be increased with the marketing and distribution products and services offered by the Company. The Company believes that one way of affecting such a strategy is to open new offices whereby each office will focus on a singular theme of show, e.g. home improvement, sports products, cooking, so as to develop a collective expertise which will enable the Company to market itself as both specialists and generalists and thereby expand its reach to potential new customers as well as re-marketing former prospective participants. In April 1999, the Company completed the sale of 1,000,800 shares of its common stock which raised $1,000,000. The Company has earmarked $400,000 from such proceeds, to open two new offices in the beginning of the third quarter of 1999.


   * Expand the Number of Distribution Opportunities. The Company currently offers its customers' products for sale on its television programs, website and retail store. As e-commerce has proliferated in a relatively short period of time, the number of websites offering products for sale has commensurately increased. The Company believes that during the next three years, those companies which operate websites which are well capitalized, maintain technological excellence and are retail/ auction oriented will ultimately prevail in a consolidation of the marketplace, thereby reducing the number of websites and companies which operate them.. The

     Company believes that such a consolidation will ultimately lead to a lower transaction cost thereby making websites available to the Company and its customers which were formerly cost prohibitive. These cost effective websites could provide the Company with potential additional revenue opportunities based upon the numerous products and services currently featured on its programs. The Company is continuously monitoring other auction websites for traffic and sales so as to identify those websites which offer an effective manner and additional means of distributing products and services of Participants featured on the Company's shop-at-home television programming. Additionally, the Company is constantly seeking to upgrade its existing website so as to offer a greater number of products featured on its shopat-home television programming and to maintain its website so that products available for sale on the website coincide with products currently appearing on the show. The Company has earmarked $300,00 from the proceeds of the sale of its common stock (completed in April 1999) toward expanding and enhancing its internet presence.

 * Maintain Industry Leadership in Direct Response Transactional Television and Educational and Entertainment Television. The Company seeks to maintain and utilize state-of-the-art production equipment in order to produce television programming reflecting technical excellence. Additionally, the Company seeks to hire highly trained production, support and artistically creative personnel. The Company believes that by maintaining a high level of technological excellence and well trained personnel, it can foster an increase in its customer base through providing high quality programming which promotes increased revenue potential for its direct response customers and heightens public awareness of issues pertinent to its educational programming customers.

          The Company's ability to grow is dependent upon its ability to identify suitable candidates for its services, as to which there is no assurance.


YEAR 2000 ISSUES

     The Company continues to address the impact of the Year 2000 issue upon its business. The Year 2000 issue is the result of computer hardware and software programs designed to use two digits rather than four digits to define the applicable year.

     The Company has performed a comprehensive review of its computer systems to identify those systems which could be adversely affected by the Year 2000 issue. The Company presently believes that with modifications and/or upgrading to existing hardware and software and conversion to new software, the Year 2000 problem will not pose a significant operational problem for the Company's computer systems as modified, upgraded and converted. Additionally, the Company is in the process of communicating with suppliers, customers, financial institutions and others with whom it conducts business transactions to assess whether they are Year 2000 compliant. At this time, the Company has not found nor is aware of any material deficiencies in any significant customer's, vendor's or financial institution's computer operations.


    The Company  replaced  substantial  portions of its  computer  hardware  and software  during 1999,  as it  integrated  operations  of Tricom.  To date,  the
Company has spent $100,000 toward evaluating, modifying, upgrading and converting existing hardware and software and anticipates that the total expenditure associated with the Year 2000 issue will approximate $150,000. Costs to address Year 2000 issues with third parties have not been estimated, though the Company expects that a substantial portion, if not all of such costs would be borne by the respective third parties.

     It  is  anticipated  that  testing  of  all  modifications,   upgrades  and
conversions will be completed by late-summer 1999. This timing will allow management to assess the need for a contingency plan, if required. Based on the results to-date of the Company's review and the modifications, upgrades and conversions already undertaken, management does not believe that the Year 2000 issue will have a materially adverse impact on the Company's operations, liquidity or financial condition. However, under a "worst-case scenario", an interruption of telecommunications services for an extended period of time could impede the Company from garnering new business, thus having a material adverse effect on the Company's operations and financial condition.


ITEM 3.  DESCRIPTION OF PROPERTY
---------------------------------

         The Company currently leases approximately 15,797 square feet of office and production space at 2001 West Sample Road, Pompano Beach, Florida, which also serves as its corporate headquarters. The current aggregate monthly rental amount is $12,677. Additionally, the Company is required to pay its pro-rata share of the common operating costs of the building. The lease on this property commenced on June 1, 1994 and continues through May 2001, with one additional three-year renewal option at the Company's discretion. If the Company elects to renew its lease, prior to expiration, the annual rent will be adjusted by four percent per year.

         The Company leases approximately 2,376 square feet of retail space at the Pompano Square Mall, Pompano Beach, Florida, which houses its retail facility. The current minimum monthly rental amount is $1,679, inclusive of sales tax. Additionally, the Company is required to pay incremental rent based on a percentage of sales in excess of an annual sales volume at the mall and it's pro-rata share of the common operating costs of the mall; both as defined by the lease. The lease on this property commenced on February 15, 1998 and continues through March 2001.

         Additionally, the Company rents 3,500 square feet of warehouse space on a month-to-month basis at a monthly rental amount of $1,892.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on April 30, 1999, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. At June 30, 1999, there were 12,479,702 Shares ("Shares") of the Company's Common Stock, par value $.001 (the "Common Stock") outstanding.

Name and Address of          Number of Shares of Common        Percentage of
Beneficial Owner (1)       Stock Beneficially Owned         Beneficial Ownership
----------------------    -------------------------        ---------------------
Mark Alfieri                      4,596,985 (2)                   35.7
Jack Alan Levine                  4,601,000 (3)                   35.7%
Eric Warm                         1,390,190 (4)                   11.0%
Mark Weicher                             -  (5)                    -.%
All Executive Officers and
Directors as a Group (4 persons) 10,593,175                       78.8%

--------------------------------------------------

(1)      Unless  otherwise  indicated,   the  address  of  each  of  the  listed
         beneficial owners identified is 2001 West Sample Road, Pompano Beach, Florida 33064.

(2) Mr. Alfieri is Chief Executive Officer, Director, President and Treasurer of the Company. Includes options to purchase 61,905 Shares at $1.00 per Share through December 21, 2003 and 348,000 Shares at $2.375 per Share through March 31, 2004. Includes 3,702,500 shares held by the Alfieri-Eade Family Limited Partnership #1 of which Mr. Alfieri is the general partner.

(3) Mr. Levine is Chairman of the Board of Directors, Vice President and Secretary of the Company. Includes options to purchase 61,905 Shares at $1.00 per Share through December 21, 2003 and 348,000 Shares at $2.375 per Share through March 31, 2004. Includes 3,702,500 shares held by the Jack Alan Levine Family Limited Partnership #1 of which Mr.
         Levine is the general partner.

(4) Mr. Warm is Chief Operating Officer and a Director of the Company. Includes options to purchase 26,190 Shares at $1.00 per Share through December 21, 2003 and 104,000 Shares at $2.375 per Share through March 31, 2004.

(5) Mr. Weicher is Chief Financial Officer of the Company. Does not include options to purchase 5,000 Shares at $1.00 per Share through March 31, 2004; options vest upon the completion of 24 months with the Company (January 24, 2001). Mr. Weicher's percentage of beneficial ownership is less than 0.01%.


ITEM 5.  DIRECTORS and EXECUTIVE OFFICERS
------------------------------------------

          The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected. Officers are elected by the Board, and their terms of office are, except as governed by employment contract, at the discretion of the Board.


Name                                      Age      Position
Mark A. Alfieri                           30       Chief Executive Officer,
                                                    President and Treasurer
Jack A. Levine                            41       Vice President, Secretary and
                                                   Chairman of the Board of
                                                   Directors
Eric J. Warm                              30       Chief Operating Officer, Vice
                                                   President and Director
Mark Weicher                              47       Chief Financial Officer


Mr. Alfieri has served as Chief Executive Officer, President and Treasurer since July 1998. In July 1994, Mr. Alfieri founded Alfieri Marketing Corporation, a fully integrated marketing firm and predecessor to Shop TV and Television, Inc. In 1991, Mr. Alfieri founded Alfieri and Associates, Inc., a marketing and advertising company and the predecessor of Tricom Pictures & Productions, Inc.

Mr. Levine has served as Vice President and Chairman of the Board of Directors since July 1998. Prior to such time, Mr. Levine co-founded Tricom Pictures and Productions, Inc. with Mr. Alfieri in 1994 and has served as its Vice President.

Mr. Warm has served as Chief Operating Officer and Director since July 1998. From 1994 through June 1998, Mr. Warm has served as Vice President of Operations of Tricom Pictures and Productions, Inc. Mr. Warm received a Bachelor of Science in Business Administration from the University of Florida in 1990.

Mr. Weicher has served as Chief Financial Officer since January 1999. From 1997 through 1998, Mr. Weicher served in a similar capacity at Computer Access International, Inc., a refurbisher and distributor of trailing technology hardware and peripherals. Mr. Weicher served as Controller of Complete Management, Inc., a physician practice-management company, from 1995 through 1996. From 1992 through 1994, Mr. Weicher served as Controller of Ware Industries, Inc. a manufacturer and distributor of light gauged, roll formed steel products. Mr. Weicher is a Certified Public Accountant in the State of New York.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

         The following table sets forth the cash and other compensation paid by the Company to its Chief Executive Officer and to each of the executive officers of the Company who received annual compensation in excess of $100,000 for the year ended December 31, 1998.

                            SUMMARY COMPENSATION TABLE

NAME AND                                                            OTHER ANNUAL
PRINCIPAL POSITION            SALARY            BONUS               COMPENSATION
----------------------      --------        ------------           -------------
Mark Alfieri,
Chief Executive Officer     $175,515          $125,000                $5,607 (1)
Jack Levine,
Vice President              $192,495          $125,000                $5,846 (1)
Eric Warm
Chief Operating Officer     $248,865          $      0                $    0

----------

(1) Represents auto lease payments and related costs.


OPTION HOLDINGS

         The following table sets forth information with respect to the grant of options to purchase shares of common stock during the calendar year ended December 31, 1998 ("1998) and for the six month period ended June 30, 1999 ("1999"), to each person named in the Summary Compensation Table.

                            NUMBER OF     % OF TOTAL
                           SECURITIES    OPTIONS/SARS     EXERCISE
                           UNDERLYING      GRANTED TO      OR BASE
                          OPTIONS/SARS   EMPLOYEES IN      PRICE          EXPIR.
   NAME         PERIOD    GRANTED(#)(1)     PERIOD        ($/SHARE)         DATE
----------      ------   --------------  ------------   -----------  -----------
Mark Alfieri     1999      348,000          40.9          $2.375     Mar.31,2004
                 1998       61,905          39.6          $1.00      Dec.21,2003

Jack Levine      1999      348,000          40.9          $2.375     Mar.31,2004
                 1998       61,905          39.6          $1.00      Dec.21,2003

Eric Warm        1999      104,000          12.2          $2.375     Mar.31,2004
                 1998       26,190          16.7          $1.00      Dec.21,2003

----------

(1) None of the above parties have exercised any of their options as of June 30, 1999. All of the above options vested on the respective date of grant; April 1, 1999 and December 22, 1998 respectively. There are no other conditions of vesting. .


EMPLOYMENT AGREEMENTS

         Mark Alfieri, President and CEO. On June 29, 1998, the Company entered into a three-year employment agreement (the "Agreement") with Mr. Alfieri whereby Mr. Alfieri will serve as President and a member of the Board of Directors and received a signing bonus of $125,000. The Agreement called for annual base compensation of $450,000 in 1998 and $250,000 in 1999 and 2000 with bonuses based upon the Company earning a minimum net income of $250,000 and bonus payments ranging from $50,000 to $125,000 predicated on net income ranging from $250,001 to $500,000 for 1998 and 1999. Bonus payments for 2000 would range from $50,000 to $125,000 predicated on Company earning net income (after bonus) ranging from $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $1,200 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Alfieri mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4.- Recent Sales of Unregistered Securities), whereby the annual compensation was raised to $325,000 and bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Alfieri is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

          Jack Levine, Vice President. On June 29, 1998, the Company entered into a three-year employment agreement (the "Agreement") with Mr. Levine whereby Mr. Levine will serve as Vice President and a member of the Board of Directors and received a signing bonus of $125,000. The Agreement called for annual base compensation of $450,000 in 1998 and $250,000 in 1999 and 2000 with bonuses based upon the Company earning a minimum net income of $250,000 and bonus payments ranging from $50,000 to $125,000 predicated on net income ranging from

$250,001 to $500,000 for 1998 and 1999. Bonus payments for 2000 would range from $50,000 to $125,000 predicated on Company earning net income (after bonus) ranging from $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $1,200 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Levine mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4.-Recent Sales of Unregistered Securities), whereby the annual compensation was raised to $325,000 and bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Levine is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

         Eric Warm, Vice President and Chief Operating Officer. On August 1, 1998, the Company entered into a three-year employment agreement (the
"Agreement") with Mr. Warm whereby Mr. Warm will serve as Chief Operating Officer and a member of the Board of Directors. The Agreement called for annual base compensation of $200,000 in 1999 and 2000 respectively, with 1999 bonuses based upon Company earning a minimum net income of $250,000 and bonus payments ranging from $25,000 to $62,500 predicated on net income ranging from $250,001 to $500,000. Bonuses in 2000 are based upon the Company earning a minimum net income of $500,000 and bonus payments ranging from $25,000 to $62,500 predicated on net income ranging from $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $500 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Warm mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4-Recent Sales of Unregistered Securities), whereby bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Warm is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.


1998 AMENDED STOCK OPTION PLAN

         On September 10, 1998 the Board of Directors adopted the Company's 1998 Stock Option Plan (the "Plan"). On December 1, 1998, the Plan was amended by Consent of the Board of Directors and Majority Shareholders to increase the number of shares of common stock which may be purchased by option (the "Plan Option" as hereinafter defined), from 1,500,000 to 3,000,000.

         The Company believes the Plan will foster an increase in proprietary interest in the Company by its directors, officers, employees and consultants, and to align more closely their interests with the interests of the Company's shareholders. The Plan will also aid the Company in attracting and retaining the services of experienced and highly qualified employees and professionals. The Board of Directors or a Committee of the Board of Directors (the "Committee"), of the Company, will administer the Plan which includes, without limitation, the selection of the person(s) who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and to receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value (as defined) of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to the Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors, key employees and consultants of the Company and its subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors, and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are non-assignable and non-transferable, except by will or by the laws of descent and distribution, during the lifetime of the optionee, and may be exercised only by such optionee. If an optionee's employment is terminated for any reason (other than death or disability or termination for cause), or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason (other than death or disability), the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of his termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of
Section 22(c) (3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

          As of June 30, 1999, 1,004,925 Plan Options are outstanding pursuant to the Plan. The following table summarizes the status of the Options issued and outstanding:


                            Number of Securities       Exercise Price    Expiration
Date of Grant                Underlying Options           Per Share         Date
-----------------             -----------------     ----------------------------
Sep. 10, 1998   (1)               6,375                   $ 35.625       Sep.  9, 2003
Dec. 22, 1998   (2)             150,000                   $  1.00        Dec. 21, 2003
Expired options (3)                (470)                  $ 35.625       Sep.  9, 2003
                              ----------
Balance at December 31, 1998    155,905
Apr.  1, 1999   (2)             800,000                   $  2.375       Mar. 31, 2004
Apr.  1, 1999   (4)              50,000                   $  1.00        Mar. 31, 2004
Expired options (3)                (980)                  $ 35.625       Sep.  9, 2003
                              ----------
Balance at June 30, 1999      1,004,925  (5)               Sep. 9, 2003 - Mar. 31, 2004
                              ==========



Notes:
(1) Options vest upon grantee's completion of 36 months of employment from initial hire Date. No grantee's options had vested as of the date of grant.

(2)     All options vest upon date of grant.

(3)     All options expired as a result of grantee's termination of employment.

(4) All options vest upon completion of 24 months of employment from date of grant.

(5) As of June 30, 1999, 952,675 options had vested, none of which were exercised. The remaining 52,250 options outstanding as of June 30, 1999 had not vested nor were exercised.


ITEM 7.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
--------------------------------------------------------------

          On February 10, 1999 the Company announced plans to acquire Tricom in exchange for 10 million shares of the Company's Common Stock, subject to receiving a fairness opinion reflecting a valuation of Tricom of not less than $10 million. The Company's Board of Directors retained the services of an independent experienced business appraisal firm to make such a determination. The firm concluded that based on its review and analysis of the transaction and all relevant factors and data, the fair market value of Tricom approximated $11.4 million and that transaction was fair to the shareholders of the Company from a financial point of view . On March 8, 1999, the Company completed its acquisition of Tricom based on the previously announced terms. Tricom was 85% owned by three Executive Officers of the Company (Messrs. Alfieri, Levine and

Warm) at the time of acquisition and the remaining five shareholders of Tricom (Messrs. R. Secreto, D. Campbell, N. Ferber, C. Grossman and G. Grossman) were existing stockholders of the Company prior to the acquisition. On the date the Company's shares were issued to the Tricom stockholders (March 8, 1999), the market value of the stock issued approximated $28,750,000.

          As of February 1, 1999, the Company advanced $97,000 to a company, Legal Street Enterprises, Inc., which is 67% owned by the Executive Officers (Messrs. Alfieri and Levine, individually; 33.333% each) of the Company. Interest payments at the rate of 8% per annum commence on August 1, 1999 and for 59 consecutive months thereafter. A balloon payment of the full principal amount is due with the 60th month payment.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

         The Company is authorized to issue 150,000,000 shares of Common Stock, par value $.001 per Share. As of June 30, 1999, there were 12,479,702 shares of Common Stock issued and outstanding.


COMMON STOCK

         The  holders  of shares of Common  Stock are  entitled  to share,  on a ratable basis, such dividends as may legally be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to the creditors, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

         Each holder of Common Stock is entitled to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any Directors. The By Laws of the Company require that only a majority of the issued and outstanding shares of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.


OPTIONS

         Currently there are options to purchase up to 5,255 shares of Common Stock of the Company at $35.625 per share which will vest upon completion of 36 months of continuous employment with the Company commencing with the optionee's hire date and be exercisable through September 9, 2003.

         In addition, there are (i) options to purchase 150,000 shares of Common Stock at $1.00 per share which are exercisable immediately and through December 21, 2003; (ii) options to purchase 5,000 shares of Common Stock at $10.00 per share which will vest on March 31, 2001 and be exercisable through March 31, 2004; (iii) options to purchase 800,000 shares of Common Stock at $2.375 per share which are exercisable immediately and through March 31, 2004; and (iv) options to purchase 50,000 shares of Common Stock at $1.00 per share which will vest upon completion of 24 months of employment from the date of grant and are exercisable through March 31, 2004..


SHARES ELIGIBLE FOR FUTURE SALE

          As of June 30, 1999, the Company has outstanding 12,479,702 shares of Common Stock. Of the total outstanding shares of Common Stock, 1,117,202 shares of Common Stock are freely tradable without restriction or further registration under the Securities Act of 1933 (the "Act"), 1,250,00 shares of Common Stock (1,138,175 shares held by Executive Officers of the Company)will be eligible for sale after June 23, 1999 under Rule 144,if the conditions of the Rule have been met. On July 30, 1998, 12,500 shares of Common Stock will be eligible for sale under Rule 144. On March 7, 2000, 10,000,000 shares of Common Stock (8,500,000 shares held by Executive Officers of the Company) will be eligible for sale under Rule 144, if the conditions of the Rule are met. On April 17, 2000, 100,000 shares of Common Stock will be eligible for sale under Rule 144.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the number of the then outstanding shares of the Common Stock or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an a affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

          The Company is unable to estimate the amount of restricted securities that will be sold under Rule 144 because this will depend, among other factors, on the market price for the shares of Common Stock and the personal circumstances of the sellers.



                                     PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND
----------------------------------------------------------------------------
         OTHER SHAREHOLDER MATTERS
         -------------------------

     The Company's shares of Common Stock are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "EBUY". From inception of listing on the OTC Electronic Bulletin Board (July 20, 1998) through February 23, 1999, the Company's shares of Common Stock traded under the symbol "SHTV". The reported high and low bid prices for the Common Stock are shown below for the period from inception of trading in July 1998 through August 20, 1999. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions. On February 23, 1999, the Company implemented a reverse one for ten (1:10) common stock split to shareholders of record as of February 22, 1999. The prices listed below have not been restated to give retroactive effect to the inception date of trading for such split.


Period                                                 High                 Low
------------------------------------------------      -------             ------
July 20, 1998 (inception) to September 30, 1998       $6.50               $1.625
Quarter Ended December 31, 1998                       $3.9375             $ .10


Quarter Ended March 31, 1999                          $4.125              $ .17
April 1, 1999 to June 30, 1999                        $3.8725             $1.00
July 1, 1999 to  September 23, 1999                   $1.6875             $1.00



          The closing bid and asked prices of the Company's Common Stock on September 23, 1999 were $1.00 and $1.00, respectively, as quoted on the OTC Electronic Bulletin Board. On August 31, 1999, there were 55 shareholders of record of the Company's Common Stock.


         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida, 33321.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend upon the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.


ITEM 2.  LEGAL PROCEEDINGS
--------------------------

         The Company is involved in legal proceedings arising in the ordinary course of business. The Company is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or its operations.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SALES OF SECURITIES
---------------------------------------------------------

         On February 23, 1999 the Company undertook a one for 10 (1:10) reverse stock split of its Common Stock. All figures set forth below give retroactive effect to the reverse split.

         In June 1998, the Company issued 1,250,000 shares of its Common Stock in exchange for 100% of the issued and outstanding (1,000) shares of Common Stock of Site2Shop, pursuant to the Agreement. The issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Securities Act of 1933.

         On July 31, 1998, the Company completed a private offering of 25,000 shares of Common Stock in consideration of $250,000 to two accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the securities was exempt from the registration requirements of the Act pursuant to the exemption set forth in Section 4(6) and Rule 506 of the Act.


          In January 8, 1999, the Company issued an option to purchase 5,000 shares of Common Stock, exercisable at $10.00 per share during the period of

January 1, 2000 through January 1, 2002. The options were granted as an inducement to waive the restriction upon reverse splits of the Common Stock of the Company for a period of 18 months contained in the Agreement between Tee-Rifik and Shop TV and Television, Inc. The purchaser was accredited or otherwise had such experience in financial and business matters so that he was able to evaluate the risks and merits of an investment in the Company. The investor also was a former officer with the Company (Tee-Rifik Corp.) and was provided access to relevant information concerning the Company. He was not a promoter nor was the market value of the underlying stock of the options granted in excess of $60,000 on the date of grant. Accordingly, this transaction was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.


         On March 8, 1999, the Company acquired all the issued and outstanding shares of Tricom, a company controlled by the executive officers of the Company, for 10,000,000 shares of the Company's Common Stock. The issuance of the shares was exempt the registration requirements of the Act pursuant to Section 4(2) of the Act.

         During the period of January 5, 1999 through April 6, 1999, the Company issued 1,000,800 shares of Common Stock to 19 accredited investors and 10 non-accredited investors for gross proceeds of $1,000,000 in connection with an offering pursuant to Rule 504 of Regulation D of the Act.

          On April 8, 1999, the Company issued 50,000 shares of its Common Stock to a consultant in consideration for services to be rendered. The issuance of the shares was exempt from registration requirements of the Act pursuant to
Section 4 (2) of the Act.

          On April 15, 1999, the Company issued 40,000 shares of its Common Stock to a consultant in consideration for services to be rendered over the next four years. The issuance was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.

          On April 18, 1999, the Company issued 10,000 shares of its Common Stock to two attorneys for legal services to be rendered. The issuance was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

          Section 78.751 of the Nevada General Corporation Law, provides as follows:

         1. A corporation may indemnify any person who was or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he was or is a Director, officer, employee or agent of the corporation, or is or was serving at the request of another corporation as a director, officer, employee or agent of another corporation, partnership or joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3.  To the extent  that a  Director,  officer,  employee  or agent of a corporation  has been  successful  on the  merits or  otherwise  in defense of any action, suit or proceeding referred to in subsections 1 and 2,or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper under the circumstances. The determination must be made:

              (a)   By the stockholders;

              (b) By the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

              (c) If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding do orders, by independent legal counsel in written opinion; or

              (d) If a quorum consisting of Directors who were not parties to the act, suit or proceeding can not be obtained, by independent legal counsel in a written opinion.

         5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any Director or officer if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

          The Executed Organizational Meeting of Directors and Shareholders of Site2Shop.Com, Inc. of February 24 1999 provides as follows:


               It is resolved that the Corporation shall hereby indemnify and hold harmless all officers and directors of the Corporation from any and all manner of action, suit or legal proceeding (whether judicial, quasi-judicial or administrative in nature) and whether such action, suit or legal proceeding occurs on the trial level, appellate level or in any court or tribunal whatsoever.

                                    PART F/S


The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

          The following financial statements of the Company, include the audited consolidated balance sheet at December 31, 1998 and the related audited consolidated statement of operations, consolidated changes in stockholders'

deficit, and consolidated cash flows for the years ended December 31, 1998 and 1997 giving effect to the Tricom acquisition as if it occurred on January 1, 1997, the unaudited consolidated balance sheet at June 30, 1998 and 1999 and the related consolidated statements of operations and consolidated cash flows for the six months ended June 30, 1998 and 1999 giving effect to the Tricom acquisition as if it occurred on January 1, 1998.


          The pro forma financial data is based upon the historical financial statements of the Company and Tricom and include an unaudited pro forma combined statement of operations for the year ended December 31, 1998 giving effect to the Tricom acquisition as if it had occurred as of January 1, 1998 and the unaudited pro forma combined balance sheets as of December 31, 1998 giving effect to the Tricom acquisition as if it had occurred as of December 31, 1998.

          The financial statements also included the audited balance sheets of Tricom Pictures and Productions, Inc. as of December 31, 1998 and 1997 respectively and the related audited statements of operations, changes in stockholders' deficit, and consolidated cash flows for the years ended December 31, 1998, 1997 and 1996.


                              Table of Contents

                                                                      Page
                                                                      ----
SITE2SHOP.COM., INC.
Report of Independent Auditors................................        F- 1
Consolidated Balance Sheet as of December 31, 1998............        F- 2
Consolidated Statement of Operations for the Year Ended
 December 31, 1998............................................        F- 3
Consolidated Statement of Stockholders' Deficit for the
 Year Ended December 31, 1998.................................        F- 4
Consolidated Statement of Cash Flows for the Year Ended
 December 31, 1998............................................        F- 5
Notes to Consolidated Financial Statements....................        F- 7
Interim Consolidated Balance Sheets as of December 31, 1998
 (Audited)and June 30, 1999 (Unaudited)......................         F-13
Interim Consolidated Statements of Operations for the Six
 Months Ended  June 30, 1998 and 1999 (Unaudited)............         F-14
Interim Consolidated Statements of Cash Flows for the Three
 Months Ended June 30, 1998 and 1999 (Unaudited).............         F-15
Notes to Interim Consolidated Financial Statements (Unaudited)        F-16


TRICOM PICTURES AND PRODUCTIONS, INC.
Report of Independent Auditors................................        F-19
Balance Sheets as of December 31, 1998 and 1997...............        F-20
Statements of Operations and Accumulated Deficits for the
 Years Ended December 31, 1998 and 1997.......................        F-21
Statements of Cash Flows for the Years Ended December31, 1998
 and 1997.....................................................        F-22
Statement of Stockholders' Deficit for the Years Ended
 December 31, 1998 and 1997..................................         F-24
Notes to Financial Statements................................         F-25


PRO FORMA FINANCIAL DATA.....................................         F-29

                       INDEPENDENT AUDITORS' REPORT

                                                     March 5, 1999
To the Board of Directors
Site2Shop.Com, Inc.
Pompano Beach, Florida




         We have audited the accompanying consolidated balance sheet of Site2Shop.Com, Inc. and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1998 and 1997.. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Site2Shop.com, Inc. and subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.




                                           /s/ Feldman Sherb Ehrlich & Co., P.C.
                                            Feldman Sherb Ehrlich & Co., P.C.
                                            Certified Public Accountants



New York, New York March 5, 1999
except for Note 11 as to which date
is April 6,1999.

                       SITE2SHOP.COM, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1998



                                    ASSETS
                               ---------------

CURRENT ASSETS

   Cash .........................................................  $     41,802
   Accounts receivable, net of allowance for doubtful accounts of
     $429,118 ...................................................       634,052

   Prepaid and other current assets .............................       136,423

                                                                     -----------

        TOTAL CURRENT ASSETS ....................................       812,277

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net .......................       306,178

ADVANCES TO RELATED PARTY........................................        87,000

OTHER ASSETS ....................................................        30,995

                                                                     -----------

         TOTAL ASSETS............................................  $  1,236,450

                                                                    ============

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
                       -------------------------------------

CURRENT LIABILITIES


   Bank overdraft................................................  $     89,098
   Accounts payable and accrued expenses ........................       295,427
   Deferred income taxes payable.................................       924,000
   Capital lease obligations- current portion....................        29,134
   Deferred revenue .............................................     2,640,378

                                                                     -----------

         TOTAL CURRENT LIABILITIES ..............................     3,978,037

CAPITAL LEASE OBLIGATIONS                                                20,465

STOCKHOLDERS' DEFICIT
   Common Stock- $.001 par, 150,000,000 shares authorized,

     11,391,400 issued and outstanding ..........................        11,391
   Additional paid-in capital ...................................       305,233
   Accumulated deficit ..........................................    (3,078,676)

                                                                     -----------

         Total stockholders' deficit.............................    (2,762,052)

                                                                     -----------

         Total liabilities and stockholders' deficit.............  $  1,236,450

                                                                     ===========


                     See Notes to Consolidated Financial Statements


                       SITE2SHOP.COM, INC. AND SUBSIDIARIES


                      CONSOLIDATED STATEMENT OF OPERATIONS



                                        YEARS ENDED DECEMBER 31,

                                          1998                     1997
                                    -----------              -----------------



REVENUES ........................ $  7,330,221                  $  7,123,683

COST OF REVENUES.................    1,661,275                     1,580,776
                                   ------------                   -----------
     GROSS PROFIT ...............    5,668,946                     5,542,907


EXPENSES

      Selling ...................    1,701,252                     1,998,148
      General and administrative.    3,247,782                     3,459,069
                                   ------------                   -----------
                                     4,949,034                     5,457,217
                                   ------------                   -----------

INCOME BEFORE INCOME TAXES.......      719,912                        85,690

INCOME TAXES.....................      734,000                       190,000
                                   ------------                   -----------
NET LOSS......................... $    (14,088)                 $   (104,310)
                                   ============                   ===========

NET LOSS PER COMMON SHARE-BASIC.. $      (0.01)                 $      (0.01)
                                  =============                   ===========


WEIGHTED AVERAGE NUMBER OF COMMON

 SHARES- BASIC..................     10,782,085                   10,000,000
                                   ============                   ==========








                   See Notes to Consolidated Financial Statements


                       SITE2SHOP.COM, INC. AND SUBSIDIARIES


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT



                          YEARS ENDED DECEMBER 31, 1997 AND 1998




                             Common Stock         Additional                   Total
                           Number                  Paid-in     Accumulated  Stockholders'
                           of Shares    Amount     Capital       Deficit       Deficit
                          ----------  --------    ----------  -----------  -------------

Balance, December 31, 1996 10,000,000  $10,000    $ (10,000)   $ (2,960,278) $ (2,960,278)

Net loss for year ended
  December 31, 1997.......                                         (104,310)     (104,310)
                           ----------   ------     ---------    ------------  ------------
Balance, December 31,
  1997.................... 10,000,000   10,000      (10,000)     (3,064,588)   (3,064,588)


Common stock issued for

   acquisition ...........  1,366,400    1,366       (1,366)             --            --



Sale of common stock .....     25,000       25      249,975              --       250,000

Stock options issued for
   services ..............         --       --       65,624              --        65,624


Net  for year ended
  December 31, 1998 ......         --       --           --         (14,088)      (14,088)

                           ----------   ------     ---------    ------------  ------------

Balance, December 31, 1998 11,391,400  $11,391    $ 304,233    $ (3,078,676) $ (2,762,052)

                           ==========   ======     =========    ============  ============







                               See Notes to Consolidated Financial Statements



                        SITE2SHOP.COM, INC.AND SUBSIDIARIES


                      CONSOLIDATED STATEMENT OF CASHFLOWS


                                                  YEARS ENDED DECEMBER 31,

                                                     1998              1997
                                                -------------    --------------



CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss..............................         $    (14,088)    $     (104,310)

                                                 ------------     --------------
 Adjustments to reconcile net loss to
  net cash used in operations:

   Depreciation and amortization ......              103,329             77,460
   Stock options issued for services ..               65,624                 --
   Deferred income taxes...............              734,000            190,000

   Changes in assets and liabilities:

      Accounts receivable .............              293,908            536,323
      Prepaid and other current assets.             (136,423)             9,750
      Other assets ....................                2,361              (730)
      Accounts payable and accrued expenses           52,723             98,111
      Deferred revenue ....................       (1,220,313)          (703,029)
                                                 ------------     --------------
         Total Adjustments ................         (104,791)           207,885
                                                 ------------     --------------
NET CASH PROVIDED BY (USED IN) OPERATIONS.          (118,879)           103,575
                                                 ------------     --------------


CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures .....................         (131,164)           (97,515)
                                                 ------------     --------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES         (131,164)           (97,515)
                                                 ------------     --------------


CASH FLOWS FROM FINANCING ACTIVITIES:

 Cash overdraft............................          89,098                  --
 Repayment of capital lease obligations....         (48,156)            (50,480)
 Advance to related party..................         (87,000)                 --
 Proceeds from sale of stock ..............         250,000                  --
 Repayment to shareholder..................              --             (10,000)
                                                 -----------      --------------
NET CASH FLOWS PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                              203,942             (60,480)
                                                 -----------      --------------

NET CASH DECREASE..........................         (46,101)            (54,420)

CASH- beginning of year ...................          87,903             142,323
                                                 -----------      --------------
CASH- end of year .........................     $    41,802      $       87,903
                                                 ===========      ==============







                    See Notes to Consolidated Financial Statements



                       SITE2SHOP.COM, INC. AND SUBSIDIARIES


                CONSOLIDATED STATEMENT OF CASH FLOWS (continued)



                                                  YEAR ENDED DECEMBER 31,

                                                      1998            1997
                                                ------------     -------------



SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION


Cash paid during the year for interest ....     $        --      $        9,815
                                                 ===========      ==============


Non-cash investing activities:


 Capitalized equipment leases..............     $        --      $     $126,296

                                                 ===========      ==============

 Common stock issued for acquisition ......     $     1,366      $           --
                                                 ===========      ==============







                     See Notes to Consolidated Financial Statements

                        SITE2SHOP.COM, INC. AND SUBSIDIARIES

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              YEAR ENDED DECEMBER 31, 1998


1.   BUSINESS
-------------


          On June 24, 1998, Site2Shop.Com, Inc., (formerly Tee-Rifik Corp.) (the "Company"), a Nevada corporation, acquired 100% of the issued and outstanding shares of Shop TV and Television, Inc. ("Shop"), a privately held Florida corporation. The existing stockholders of the Company retained their 116,400 shares and the stockholders of Shop received shares of the Company at a ratio of 1,250 to 1 for a total of 1,250,000 shares. Due to the majority ownership of the Company after the transaction by the former Shop stockholders (91.5%) and the Company's lack of substantial assets, liabilities, or marketable products and/or services, the transaction is considered to be a reverse acquisition, whereby Shop is deemed to be the accounting acquirer and to be both the predecessor entity and continuing entity. Accordingly, the combination of the two companies is recorded as a recapitalization of Shop, whereby the combined assets and liabilities are recorded on an historical basis. As neither the Company nor Shop were actively engaged in revenue producing activities prior to this transaction the Company's operations have only been included since June 24, 1998.

          On February 9, 1999, the Company entered into an agreement to merge (the "Merger Agreement") with Tricom, a privately held Florida corporation, engaged in the marketing, production and distribution of television programming, into a wholly-owned subsidiary. The stockholders of Tricom; three of whom are Executive Officers of the Company and owned 71.0% collectively of the common stock of the Company (85% of Tricom) and five (remaining) stockholders collectively owned 5.6% of the Company (15% of Tricom). Under the terms of the Merger Agreement, the Tricom stockholders exchanged their shares at a ratio of 100,000 to 1 for a total of 10 million shares. As a result of the merger, the former Tricom stockholders owned 96.8% of the shares of Common Stock of the Company and the transaction is considered to be a reverse acquisition whereby Tricom is considered to be the accounting acquirer. As both companies were under common control, the combination of the two companies is deemed to be a purchase and accounted for "as if" a pooling of interests, whereby the combined assets and liabilities are recorded on an historical basis.
          Accordingly, the audited balance sheet as of December 31, 1998 represents the combined balance sheet as of the Company and Tricom. The audited Statements of Operations and Cash Flows for the year ended December 31, 1998 represents the combined operations of the Company and Tricom. The audited Statement of Operations and Cash Flows for the year ended December 31, 1997 represent the operations and cash flows of Tricom. The Statements of Stockholders' Deficit for the years ended December 31, 1997 and 1998 are those of Tricom giving effect to the issuance of 10 million shares by the Company in conjunction with the acquisition of Tricom as of December 31, 1996.



         The Company's business is to market its vendors' products through (i) a half-hour shop-at-home program, (ii) its internet website, (iii) a commercial retail store. Additionally the Company produces broadcast quality educational, entertaining and informative television programs that are distributed nationally via cable channels, network affiliates and independent stations nationwide.The Company, through a resolution of the

         Board of Directors, changed its name as of February 9, 1999.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

   A. Principles of Consolidation - The consolidated financial statements include the accounts of Site2Shop.com, Inc. and its wholly-owned subsidiary,  Shop  TV  and  Television,  Inc.  and  Tricom  Pictures  &
         Productions,   Inc..   All   significant   intercompany   accounts  and
         transactions have been eliminated in

         consolidation.

                       SITE2SHOP.COM, INC. AND SUBSIDIARIES

                              YEAR ENDED DECEMBER 31, 1998


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
-----------------------------------------------------------

   B. Equipment and Leasehold Improvements - Equipment is carried at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the various assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

   C. Revenue - A portion of revenue represents revenues from contracts to produce television programs using the "percentage-of-completion-method" recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.


         Deferred revenue represents amounts which have been billed and not yet earned in accordance with this method. Deferred revenue at December 31, 1998 was $2,640,378. At December 31, 1998 the Company had additional signed contracts totaling $1,517,000 for which performance had yet to commence.


   D. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

   E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   F. Income taxes - Income taxes are accounted for under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

   G. Net income (loss) per share - The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share;" specifying the computation, presentation, and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. On February 23, 1999, the Company affected a 1 for 10 reverse stock split. The financial statements have been restated to give retroactive recognition to the reverse stock split.

   H. Stock based compensation - The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the pro forma disclosure requirements of Statement No. 123.

   I. Impairment of long-lived assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

   J. Concentration of Risk - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

                        SITE2SHOP.COM, INC. AND SUBSIDIARIES

                              YEAR ENDED DECEMBER 31, 1998


3.   EQUIPMENT AND LEASEHOLD IMPROVEMENTS
-----------------------------------------

   Equipment and Leasehold Improvements are as follows:


                                               Estimated Useful     December 31,
                                                      Lives              1998
                                              -----------------     ------------


Furniture and Fixtures ........................  7 - 10 Years     $      69,173
Computer Equipment ............................  5 -  7 Years           118,772
Office Equipment ..............................  5 -  7 Years           120,120
Leasehold Improvements ........................  3 -  6 Years            30,784
Leasehold Improvements - Retail Store .........       4 Years            37,505
Retail Store - Equipment ......................       5 Years             7,515
Retail Store - Signs ..........................       4 Years             4,200
Vehicles                                              3 Years             9,130
Production Equipment                                  7 Years           196,182

                                                                      ----------

                                                                        593,381

Less: Accumulated depreciation and amortization

                                                                        287,203
                                                                      ----------
                                                                  $     306,178

                                                                      ==========



4.   RELATED PARTY TRANSACTION

-------------------------------



     At December 31, 1997, the Company had advanced $87,000 to a related party which is 67% owned by two of the Executive Officers of the Company; and who own 74% of the Company. The advances are payable on demand. In January 1999, the Company lent an additional $10,000 at which time the related party gave the Company a Note for $ 97,000 with interest accruing at the rate of 8% per annum. Payment of interest commences on August 1, 1999 and for 59 consecutive months thereafter and the principal to be paid in full with the last monthly interest payment.


5.   COMMON STOCK
-----------------

     In July 1998, the Company completed a private placement of 25,000 shares of its common stock for $250,000.


6.   INCOME TAXES
-----------------

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS No.109"). SFAS No.109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

                        SITE2SHOP.COM, INC. AND SUBSIDIARIES

                              YEAR ENDED DECEMBER 31, 1998


6.   INCOME TAXES - continued
-----------------------------
    The provision for income taxes differs from the amount computed applying the statutory federal income tax rate to income before income taxes as follows:


                                                        December 31,
                                                    1998            1997
                                              -----------        -----------
Statutory federal income tax rate............      34.0             34.0
State taxes, net of federal tax benefit             3.6              3.6
Other........................................      64.4            184.1
                                                  ------          -------
                                                  102.0            221.7
                                                  ======          ======





                                                          December 31,
                                                       1998           1997
                                                   -----------     -------------

Income taxes computed at statutory rate           $    245,000      $    29,000
Effect of permanent differences ........               489,000          161,000
                                                      ---------       ---------
Provision for income taxes         )              $    734,000      $   190,000
                                                      =========       =========



7.       CAPITAL LEASE OBLIGATIONS

----------------------------------


    The Company leases equipment under non cancelable lease arrangements which expire at various times during the year 2000. Principal payments under these capitalized lease obligations over their remaining terms are as follows:

           1999                                    $  33,111
           2000                                       21,790
                                                    --------
                                                      54,901
           Less: amounts representing interest         5,302

                                                    --------

           Net present values                         49,599
           Less capital lease obligations- current    29,134

                                                    --------

           Capital lease obligations               $  20,465

                                                    ========


8.   COMMITMENTS

----------------


   a. Operating Leases - The Company leases its office, retail store, and warehouse under non-cancellable operating leases. Rent expense for the years ended December 31, 1998 and 1997 was $182,511 and $124,799. The leases expire through May 2001.

                           SITE2SHOP.COM, INC. AND SUBSIDIARIES

                              YEAR ENDED DECEMBER 31, 1998


8.   COMMITMENTS - Operating Leases - continued
-----------------------------------------------

         Minimum rental commitments are as follows:


                                   Minimum
         Year                       Rental
         ----                     --------

         1999                     $ 172,618
         2000                     $ 175,194
         2001                     $  69,325



   b. Employment Agreements - the Company has employment agreements with three key executive officers. The agreements continue for three years ending between June and August of 2001 and provide for severance payments under certain circumstances. The agreements provide the officers with certain additional rights after a change of control (as defined) of the Company occurs. As of December 31, 1998, if all of the officers under contract were to be terminated without good cause (as defined) under these contracts, the Company's liability would be approximately $2,125,000. Additionally, certain officers received signing bonuses as part of these agreements and all officers are entitled to annual bonuses based on the net income of the Company.


   c. Contingencies - the Company is a defendant in various lawsuits and claims which in the aggregate seek general and punitive damages approximating $82,000; these matters arise out of the normal course of business. The Company intends to vigorously defend itself in these actions, and in any event, does not believe these actions singularly or combined would have a material adverse effect on the Company's financial statements or business operations.


9.   ACQUISITIONS

-----------------


     The acquisition of Tricom is a reorganization of Companies under common control, which has been accounted for as an "As If" pooling of interests with Tricom deemed to be the accounting acquirer. Accordingly, the consolidated financial statements have been restated for all periods prior to the acquisition to include the accounts and operations of Tricom.

     Net revenues and net loss for the individual entities are as follows:

     Year ended December 31,
       1998:                 Site2Shop.com        Tricom           Combined

     ----------------------- --------------    -------------  ------------------

     Net sales...........     $ 1,198,241        $ 6,131,980       $7,330,221
     Net income (loss)
     before extraordinary
     item.................    $(1,224,531)       $ 1,210,443       $  (14,088)
     Net income (loss)....    $(1,224,531)       $ 1,210,443       $  (14,088)


     Year ended December 31,


       1997:                 Site2Shop.com        Tricom           Combined
    ----------------------- --------------     -------------  ------------------
     Net sales............    $        --        $ 7,123,683       $7,123,683
     Net (loss) before
     extraordinary item...    $        --       $   (104,310)      $ (104,310)
     Net income (loss)....    $        --       $   (104,310)      $ (104,310)

                       SITE2SHOP.COM, INC. AND SUBSIDIARIES

                              YEAR ENDED DECEMBER 31, 1998

10.   STOCK OPTIONS

------------------

     The Company adopted a Stock Option Plan (the "Plan") in September 1998. The Plan is administered by a committee ("Committee") appointed by the Board of Directors and provides that the Committee has sole discretion to select options and to establish terms and conditions of each option, subject to the provisions of the Plan. If options granted are "incentive stock options," the exercise price of the options may not be less than 100% of the fair market value of the Company's stock on the date of the grant (110% of the fair market value if the grant is to an employee who owns more than 10% of the outstanding common stock). Non-statutory options may be granted under the Plan at an exercise price of not less than 55% of fair market value of the common stock on the date of the grant. The maximum grant term is ten years. The Plan is designed for officers, directors, and other key employees and is authorized to grant up to 3,000,000 shares of common stock. As of December 31, 1998, 156,375 options have been granted at prices ranging from $1.00 to $35.60 per share and no options have been exercised.

     For disclosure purposes the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted during the year ended December 31, 1998: annual dividends of $0.00, expected volatility of 50%, risk-free interest rate of 6.0% and expected life of 5 years for all grants. The weighted-average fair values of the stock options granted during the year ended December 31, 1998 was $2.20.

     If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net loss and loss per share would have been $(1,432,677) and $(1.83) in 1998.

     The following table summarizes the changes in options outstanding and the related price ranges for shares of the Company's common stock:

                                    Number of
                             Number of  Price per Share          Shares
                              Shares         Range              Exercisable
                           -----------  ---------------        --------------

 Outstanding at January 1,..
  1998.....................         -        -- -     --                -
Granted ...................    156,375    $1.00 - $35.60           150,000
Exercised .................         -        -- -     --                -
Canceled ..................       (730)        $35.60                   -
                               --------   --------------           -------
Outstanding at December 31,
  1998                         155,645    $1.00 - $35.60           150,000
                                          ==============           =======

     On February 23, 1999, the Company affected a 1 for 10 reverse stock split. All options granted and related exercise prices have been restated to give retroactive recognition to the reverse stock split.


11.  SUBSEQUENT EVENT

----------------------



   . As of April 6, 1999, the Company had completed a private placement of 1,000,800 shares of common stock for $1,000,000.

                       SITE2SHOP.COM, INC. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS


                                                      December 31,      June 30,
                                                          1998            1999
                                                     ------------    -----------
                                                      (Audited)      (Unaudited)

                     ASSETS
              ---------------

CURRENT ASSETS

   Cash.........................................     $    41,802    $ 1,312,351
   Accounts receivable, net of allowance for
    doubtful accounts of $429,118 at December 31,
     1998 and $0 at June 30, 1999...............         634,052      1,227,107
   Inventory....................................              --         97,591
   Prepaid and other current assets ............         136,423        394,015

                                                      -----------    -----------

         TOTAL CURRENT ASSETS ..................         812,277      3,031,064

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net ......         306,178        385,047

NOTE RECEIVABLE - related party.................          87,000         97,000

OTHER ASSETS ...................................          30,995         43,201

                                                      -----------    -----------

         TOTAL ASSETS...........................     $ 1,236,450    $ 3,556,312

                                                      ===========    ===========

            LIABILITIES AND STOCKHOLDERS' DEFICIT
            -------------------------------------

CURRENT LIABILITIES

   Bank overdraft..............................      $    89,098    $        --
   Accounts payable and accrued expenses ......          295,427        335,485
   Deferred income taxes payable...............          924,000      1,256,000
   Capital lease obligations- current portion..           29,134         22,074
   Deferred revenue ...........................        2,640,378      2,879,963

                                                      -----------    -----------

         TOTAL CURRENT LIABILITIES ............        3,978,037      4,493,522




CAPITAL LEASE OBLIGATIONS......................           20,465         10,800


STOCKHOLDERS' DEFICIT

   Common Stock- $.001 par, 150,000,000 shares
    authorized, 11,391,400 issued and
    outstanding at December 31, 1998 and
    12,479,702 at June 30, 1999................           11,391         12,480
   Additional paid-in capital .................          305,233      1,589,863
   Accumulated deficit ........................       (3,078,676)    (2,550,353)

                                                      -----------    -----------

         Total stockholders' deficit...........       (2,762,052)      (948,010)

                                                      -----------    -----------

    Total liabilities and stockholders' deficit      $ 1,236,450    $  3,556,312

                                                      ===========    ===========

                     See Notes to Consolidated Financial Statements


                           SITE2SHOP.COM, INC. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF OPERATIONS


                   For the SIX MONTHS ENDED June 30, 1998 and 1999
                                       (Unaudited)



                                                   Six months ended June 30,
                                                --------------------------------
                                                     1998              1999
                                                -------------      -------------
REVENUES ........................               $  2,213,338       $  4,840,928

COST OF REVENUES................                     659,623          1,064,682
                                                 ------------       ------------
     GROSS PROFIT .............                    1,553,715          3,776,246

EXPENSES
      Selling .................                      673,697          1,274,409
      General and administrative                     996,806          1,668,388
                                                 ------------       ------------
                                                   1,670,503          2,942,797
                                                 ------------       ------------

OPERATING INCOME (LOSS)........                     (116,788)           833,449
PROVISION FOR INCOME TAXES.....                      (28,000)           332,000
                                                 ------------       ------------
NET INCOME.(LOSS)..............                 $    (88,788)      $    501,449
                                                 ============       ============

NET INCOME (LOSS) PER COMMON SHARE-BASIC        $      (0.01)      $       0.04
                                                 ============       ============
NET INCOME (LOSS) PER COMMON SHARE-DILUTED      $      (0.01)      $       0.04
                                                 ============       ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES- BASIC   10,000,000         11,957,135
                                                  ==========         ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES-DILUTED  10,000,000         11,973,131
                                                  ==========         ==========








                   See Notes to Consolidated Financial Statements



                       SITE2SHOP.COM, INC. AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASHFLOWS

                   For the SIX MONTHS ENDED JUNE 30, 1998 AND 1999
                                      (Unaudited)





                                                      Six months ended June 30,
                                                  --------------------------------
                                                       1998               1999
                                                 ------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................          $    (88,788)        $  501,449
                                                   ----------         ----------
Adjustments to reconcile net income to net
  cash used in operations:
 Depreciation and amortization .......                52,748             95,096
         Deferred income taxes........               (28,000)           332,000
Changes in assets and liabilities:
 Accounts receivable .................               475,022           (593,055)
 Inventory                                                --            (97,591)
 Prepaid and other current assets ....               (10,365)           (52,051)
 Other assets ........................                10,674            (12,206)
 Accounts payable and accrued expenses              (161,774)            40,058)
 Deferred revenue ...................               (229,817)           239,585
                                                   ----------         ----------
  Total Adjustments .................                108,488             20,586
                                                   ----------         ----------
NET CASH PROVIDED BY OPERATIONS......                 19,700            522,035
                                                   ----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures ...............                (11,800)          (135,663)
 Note receivable- related party......                     --            (10,000)
                                                   ----------         ----------
NET CASH FLOWS USED IN INVESTING ACTIVITIES          (11,800)          (145,663)
                                                   ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sale of stock ........                     --           1,000,000


 Payments of capital lease obligations               (34,049)           (16,725)
 Bank overdraft .....................                 15,633            (89,098)

                                                   ----------         ----------
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING

 ACTIVITIES .........................                (18,416)           894,177

                                                   ----------         ----------


NET CASH INCREASE (DECREASE).........                (10,516)         1,270,549
CASH- beginning of year .............                 87,903             41,802

                                                   ----------         ----------
CASH- end of year ..................            $     77,387         $1,312,531
                                                   ==========         ==========







                    See Notes to Consolidated Financial Statements



                               SITE2SHOP.COM, INC. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                   For the SIX MONTHS ENDED JUNE 30, 1998 and 1999
                                   Unaudited

                                                     Six months ended June 30,
                                                  ------------------------------
                                                        1998            1999
                                                   ------------     ------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION

Cash paid period:
  Interest .........................               $     265         $   2,779
                                                    =========         =========
 Taxes..............................               $   2,495         $   1,531
                                                    =========         =========

Non-cash investing activities:
 Common stock issued for acquisition               $      --         $  10,000
                                                    =========         =========
 Retirement of 12,500 shares of common stock       $      --         $  26,875
                                                    =========         =========
 Common stock issued for future services           $      --         $ 243,844
                                                    =========         =========

                              SITE2SHOP.COM, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (UNAUDITED)

                                         June 30, 1999


1.  BASIS OF PRESENTATION
-------------------------

          The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the financial statements and notes thereto included in the Site2Shop.Com, Inc. (the "Company") audited financial statements for the year ended December 31, 1998 and the financial statements and notes thereto included in the Tricom Pictures & Productions, Inc. ("Tricom") audited financial statements for the year ended December 31, 1998.


On February 9, 1999, the Company entered into an agreement to merge (the "Merger Agreement") with Tricom, a privately held Florida corporation, engaged in the marketing, production and distribution of television programming, into a wholly-owned subsidiary. The stockholders of Tricom; three of whom are Executive Officers of the Company and owned 71.0% collectively of the common stock of the Company (85% of Tricom) and five (remaining) stockholders collectively owned 5.6% of the Company (15% of Tricom). Under the terms of the Merger Agreement, the Tricom stockholders exchanged their shares at a ratio of 100,000 to 1 for a total of 10 million shares. As a result of the merger, the former Tricom stockholders owned 96.8% of the shares of Common Stock of the Company and the transaction is considered to be a reverse acquisition whereby Tricom is considered to be the accounting acquirer. As both companies were under common control, the combination of the two companies is deemed to be a purchase and accounted for "as if" a pooling of interests, whereby the combined assets and liabilities are recorded on an historical basis. Additionally, the transaction is recorded as if it occurred as of January 1, 1998. Accordingly, the Consolidated Statement of Operations for the six months ended June 30, 1999 included the operations of both companies since January 1, 1999 whereas the Consolidated Statement of Operations for the six months ended June 30, 1998 reflect the operations solely of Tricom as the Company did not engage in any operations until July 1, 1998. The consolidated balance sheet as of December 31, 1998 has been restated to reflect the combined balance sheets of both companies as of December 31, 1998 and giving effect to the issuance of 10 million shares of common stock of the Company as of January 1, 1998.


2.  SIGNIFICANT EVENTS
----------------------


          During the period of January 15, 1999 through April 6, 1999, the Company issued 1,000,800 shares of common stock to 29 investors for gross proceeds of one million dollars in connection with an offering pursuant to Rule 504 of Regulation D of the Securities Act of 1933 as amended.

          On April 1, 1999, the Company issued options to Executive Officers and nine employees (as an inducement to remain with the Company) to purchase 850,000 shares of common stock of the Company. The options (800,000) issued to the Executive Officers vested upon issuance and were issued at an exercise price equal to the fair market value on the date of grant. The options issued to employees (50,000) vested upon completion of 24 months of continuous service from the date of grant and were issued at an exercise price at less than fair market value. The compensation expense recorded on the date of grant approximated $68,000. All options expire on March 31, 2004.

          During the period of April 6, 1999 through April 18, 1999, the Company issued 100,000 shares of its common stock, in aggregate, to two attorneys and two consultants for professional services to be rendered over a period ranging from one to four years from the respective dates of issuance. The aggregate market value of the issued shares based on their date of issuance was $244,000.

                          SITE2SHOP.COM, INC. AND SUBSIDIARIES

                                          (UNAUDITED)

                                         June 30, 1999

3.  RECAPITALIZATION
--------------------

          On February 23, 1999, the Company affected a 1 for 10 reverse stock split. All outstanding shares, and per share amounts included in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split.

4.   NET INCOME PER SHARE
-------------------------

          Net income per share has been computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods, retroactively adjusted to reflect the reverse stock split.

                       INDEPENDENT AUDITORS' REPORT


                                                         March 5, 1999

To the Board of Directors
Tricom Pictures and Productions, Inc.
Pompano Beach, Florida



     We have audited the accompanying balance sheets of Tricom Pictures and Productions, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tricom Pictures and Productions, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.



                                           /s/ Feldman Sherb Ehrlich & Co., P.C.
                                            Feldman Sherb Ehrlich & Co., P.C.
                                            Certified Public Accountants


New York,  New York

                       TRICOM PICTURES AND PRODUCTIONS, INC.

                                 BALANCE SHEETS



                                                              December 31,
                                                         -----------------------
                                                           1998           1997
                                                     ------------   ------------

                                    ASSETS
                               ---------------

CURRENT ASSETS
   Cash .........................................  $     41,802    $     87,903

   Accounts receivable, net of allowance for doubtful
    accounts of      $205,118 at December 31, 1998 and
    $0 at December 31, 1997....                         348,709         927,960
   Advances to related party ....................        87,000             -0-
   Prepaid and other current assets .............        55,412             -0-

                                                     -----------    ------------
        TOTAL CURRENT ASSETS ....................       532,923       1,015,863

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net .......       219,642         278,343

NOTE RECEIVABLE - RELATED PARTY..................       250,000             -0-

OTHER ASSETS ....................................        23,423          33,356
                                                     -----------    ------------
         Total assets............................  $  1,025,988    $  1,327,562
                                                     ===========    ============

            LIABILITIES AND STOCKHOLDERS' DEFICIT
            -------------------------------------

CURRENT LIABILITIES
   Cash overdraft- only for one bank.............  $     97,941    $        -0-
   Accounts payable and accrued expenses ........       161,832         242,704
   Due to related party..........................        19,099             -0-
   Deferred income taxes payable.................       924,000         190,000
   Capital lease obligations- current portion....        29,134          60,516
   Deferred revenue .............................     1,376,662       3,860,691
                                                     -----------    ------------
         TOTAL CURRENT LIABILITIES .............      2,608,668       4,353,911

CAPITAL LEASE OBLIGATIONS......................          20,465          37,239

STOCKHOLDERS' DEFICIT
   Common Stock-  no par, 200 shares authorized,
    100 shares issued and outstanding at
    December 31,
    1998 and 1997..............................           1,000           1,000
   Additional paid-in capital .................         250,000             -0-
   Accumulated deficit ........................      (1,854,145)     (3,064,588)

                                                     -----------    ------------
         Total stockholders' deficit...........      (1,603,145)     (3,063,588)
                                                     -----------    ------------
    Total liabilities and stockholders' deficit    $  1,025,988    $  1,327,562
                                                     ===========    ============


                        See Notes to Financial Statements

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICITS



                                                 Years Ended, December 31
                                       ---------------------------------------------
                                            1998           1997             1996
                                       -------------   -------------   --------------
REVENUES ...............               $  6,485,900    $  7,123,683    $  2,662,903

COST OF REVENUES........                  1,284,409       1,580,776       1,361,598
                                        ------------    ------------    ------------
     GROSS PROFIT ....                    5,201,491       5,542,097       1,301,305

EXPENSES
      Selling .............               1,182,145       1,998,148         620,373
      General and administrative ...      2,074,903       3,459,069       2,287,253
                                        ------------    ------------    ------------
                                          3,257,048       5,457,257       2,907,626
                                        ------------    ------------    ------------

OPERATING INCOME.........                 1,944,443          85,690      (1,606,231)

PROVISION FOR INCOME TAXES......            734,000         190,000              --
                                        ------------    ------------    ------------
NET INCOME (LOSS)...............          1,210,443        (104,310)     (1,606,231)

ACCUMULATED DEFICIT-beginning of year.   (3,064,588)     (2,960,278)     (1,353,957)
                                        ------------    ------------    -------------

ACCUMULATED DEFICIT-end of year.....   $ (1,854,145)   $ (3,064,588)   $ (2, 960,278)

                                        ============    ============    =============













                        See Notes to Financial Statements


                      TRICOM PICTURES AND PRODUCTIONS, INC.

                             STATEMENTS OF CASH FLOWS


                                                  Years Ended December 31,
                                       ----------------------------------------------
                                             1998           1997           1996
                                       -------------   -------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income.....                  $ 1,210,443    $   (104,310)   $ (1,606,231)
                                         -----------    ------------    ------------
   Adjustments to reconcile net loss to net cash used in operations:
     Depreciation and amortization .....  ...91,662          77,460          46,601
     Deferred income taxes............  .. .734,000         190,000              --
Changes in assets and liabilities..
   Accounts receivable .......              579,251         536,323        (242,194)
   Advances to related parties..........    (87,000)             --              --
   Prepaid and other current assets ......  (55,412)          9,750            (750)
   Other assets .............                 9,933            (730)        (10,311)
   Accounts payable and accrued expenses.   (80,872)         98,111          97,734
   Deferred revenue ..................   (2,484,029)       (703,029)      1,695,195
                                         -----------    ------------    ------------
     Total Adjustments .......           (1,292,467)        207,885       1,586,275
                                         -----------    ------------    ------------
NET CASH (USED IN) PROVIDED BY OPERATIONS   (82,024)        103,575         (20,046)
                                         -----------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ...........         (32,961)        (97,515)        (73,341)
                                         -----------    ------------    ------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES (32,961)        (97,515)        (73,341)
                                         -----------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in cash overdraft...........     97,941              --              --
   Repayment of capital lease obligations...(48,156)        (50,480)         (9,140)
   (Repayment) loan to shareholder......         --         (10,000)         10,000
   Advances from related party.............  19,099              --              --
                                         -----------    ------------    ------------
NET CASH FLOWS PROVIDED BY FINANCING
   ACTIVITIES .......                        68,884         (60,480)            860
                                         -----------    ------------    ------------

NET CASH DECREASE...........................(46,101)        (54,420)        (92,527)


CASH- beginning of year .....................87,903         14 2,323         234,850

                                         -----------    ------------    ------------

CASH- end of year ......................$    41,802    $     87,903    $    14 2,323

                                         ===========    ============    ============







                        See Notes to Financial Statements


                      TRICOM PICTURES AND PRODUCTIONS, INC.

                      STATEMENTS OF CASH FLOWS (continued)






                                                  Years Ended December 31,
                                       ------------------------------------------
                                             1998           1997             1996
                                       -------------    ------------    --------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION

Cash paid during the year for interest $     9,815    $     10,981    $      6,677
                                          ==========    ============    ============

Non-cash investing activities:
   Sale of marketing division from company held under
      common control for note ..........$   250,000    $         --    $         --
                                         ===========    ============    ============
   Capitalized equipment leases ........$        --    $    126,296    $     23,115
                                         ===========    ============    ============







                        See Notes to Financial Statements

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT





                                Common Stock    Additional                 Total
                             Number             Paid-in    Accumulated  Stockholders'
                           of Shares  Amount    Capital      Deficit      Deficit
                           ---------  -------    ---------- -----------  -------------
Balance, December 31, 1995    100     $ 1,000   $     --  $ (1,353,957)   $ (1.352,978)

Net loss for the year
 ended December 31, 1996       --          --         --    (1,606,321)     (1,606,321)
                             ----      -------   --------  ------------    ------------
Balance, December 31, 1996    100       1,000         --    (2,960,278)     (2,959,278)

Net loss for the year
 Ended December 31. 1997       --          --         --      (104,310)       (104,310)
                             ----      -------   --------  ------------    ------------
Balance, December 31, 1997    100       1,000         --    (3,064,588)     (3,063,588)

Sale of marketing division     --          --    250,000            --         250,000

Net income for the year
 ended December 31, 1998       --          --         --     1,210,443       1,210,443
                             ----      -------   --------  ------------    ------------
Balance, December 31, 1998    100     $ 1,000   $250,000  $ (1,854,145)   $ (1,603,145)
                             ====      =======   ========  ============    ============






                       See Notes to Financial Statements

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


1.   BUSINESS
-------------

          Tricom Pictures and Productions, Inc. ("The Company") was formed in 1991 as a small advertising and marketing company, then named Alfieri and Associates. In May of 1994, the Company was reorganized and began operating under the name of Tricom Pictures and Productions, Inc.. The Company produces broadcast quality, educational, entertaining and informative television programs that are distributed nationally via cable channels, network affiliates and independent stations nationwide. The Company's programming mission is to educate and inform its viewers on topics and trends of interest to specific target markets.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

   A. Revenue - A portion of revenue represents revenues from contracts to produce television programs using the "percentage-of-completion-method" recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

         Deferred revenue represents amounts which have been billed and not yet earned in accordance with this method. Deferred revenue at December 31, 1998 was $1,376,662. At December 31, 1998 the Company had additional signed contracts totaling $1,132,000 for which performance had yet to commence

   B. Equipment and Leasehold Improvements - Equipment is carried at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the various assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

   C. Income taxes - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

   D. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

   E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     F. Impairment of long-lived assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

   J. Concentration of Risk - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

                      TRICOM PICTURES AND PRODUCTIONS, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


 2.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS
-----------------------------------------

   Equipment and Leasehold Improvements are as follows:



                            Estimated Useful     December 31,   December 31,
                                 Lives              1998           1997
                            -----------------     ------------   ------------

Furniture and Fixtures ....   7-10 Years          $  49,473     $  40,225
Computer Equipment ........   5- 7 Years            104,859       103,832
Office Equipment ..........   5- 7 Years            117,361       113,769
Leasehold Improvements ....      3 Years             18,173         8,208
Vehicles...................      3 Years              9,130           -0-
Production Equipment ......      7 Years            196,182       196,182
                                                   ---------     ---------
                                                    495,178       462,216
Less: Accumulated depreciation and amortization    (275,536)     (183,873)
                                                   =========     =========
                                                  $ 219,642     $ 278,343
                                                   =========     =========


3.   COMMITMENTS
-----------------

     Commitments - The Company leases its offices under non-cancelable leases. Rent expense for the years ended December 31, 1998, 1997 and 1996 was $128,288 $124,799 and $132,504 respectively. The leases expire in May 2001.

      Minimum rental commitments are as follows:

          Year         Minimum Rental
          ----         --------------
          1999           $  119,691
          2000           $  119,691
          2001           $   49,871

     Contingencies- The Company is a defendant in various lawsuits and claims in which in the aggregate seek general and punitive damages approximating $82,000; these matters arise out of the normal course of business. The Company intends to vigorously defend itself in these actions, and in any event, does not believe these actions singularly or combined would have a material adverse effect on the Company's financial statements or business operations.

4.   CAPITAL LEASE OBLIGATIONS
------------------------------

    The Company lease equipment under non-cancelable lease agreements which expire at various times through the year 2000. Principal payments under these capitalized lease obligations over their remaining terms are as follows:


     Year                                    Annual Payment
     ----                                    --------------
     1999                                      $  33,111
     2000                                         21,790
                                                ---------
                                                  54,901
     Less: amounts representing interest           5,302
                                                ---------
     Net present values                           49,599
     Less: capital lease obligations-current      29,134
                                                ---------
     Capital Lease Obligations                 $  20,465
                                                =========

                       TRICOM PICTURES AND PRODUCTIONS, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


5.   RELATED PARTY TRANSACTIONS
-------------------------------

     Advances- At December 31, 1997, the Company had advanced $87,000 to a related party which is 67% owned by two of the Executive Officers of the Company; and who own 74% of the Company. The advances are payable on demand. In January 1999, the Company lent an additional $10,000 at which time the related party gave the Company a Note for $ 97,000 with interest accruing at the rate of 8% per annum. Payment of interest commences on August 1, 1999 and for 59 consecutive months thereafter and the principal to be paid in full with the last monthly interest payment.

    Sale of marketing division - On July 13, 1998 the Company sold its newly created marketing division to Site2Shop.Com.Inc.("Shop"), a company 89.9% owned by the stockholders of the Company, (at the time of sale) for a note of $250,000. The note bears interest at 8% per annum and is payable over five years with a balloon payment in the final month. The sales price exceeded the Company's basis in the assets transferred by $250,000 which has been included in additional paid-in capital.

    Due to Shop- At December 31, 1998, the Company owes $19,099 to Shop.

    Included in sales at December 31, 1998, is $353,920 of production fees charged to Shop in connection with the rendering of production services to Shop.



6.   INCOME TAXES
-----------------

    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS No.109"). SFAS No.109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. As of December 31, 1998 the Company had a net deferred tax liability of $924,000.

    Effective January 1, 1997, the Company's S corporation election was terminated making it subject to Corporate income taxes.

   The provision for income taxes for the years ended December 31, 1998 and 1997 are as follows:

                                     1998               1997
                                 -----------        -----------
Deferred                          $ 734,000          $ 190,000
                                 ===========        ===========

There was no provision for income taxes for the year ended December 31, 1996 as a result of a loss for the year.

    The major deferred tax liability (asset) items at December 31, 1998 and 1997, respectively, are as follows:

                                        1998               1997
                                    -----------        -----------
Deferred revenue...............     $1,174,000         $  232,000
Net operating loss carryforward       (250,000)           (42,000)
                                     ----------         ----------
                                    $  924,000         $  190,000
                                     ==========         ==========

    There were no deferred tax assets or liabilities as of December 31, 1996.

                     TRICOM PICTURES AND PRODUCTIONS, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


6.   INCOME TAXES - continued
-----------------------------

    The provision for income taxes differs from the amount computed applying the statutory federal income tax rate to income before income taxes as follows:

                                                  Year End December 31,
                                                  ---------------------
                                                    1998        1997
                                                  --------    ---------
Statutory federal income tax rate............      34.0 %       34.0 %
State taxes, net of federal tax benefit......       3.6          3.6
Other........................................        .1          0.0
Effect of change in tax filing status........       0.0        130.7
                                                  -------     --------
                                                   37.7 %      168.3
Permanent differences........................     (36.7)        53.4
                                                  -------     --------
                                                    0.0 %      221.7 %
                                                  =======     ========


7.  SUBSEQUENT EVENTS
---------------------
    On February 5, 1999, the Company was acquired by Site2Shop.Com., Inc., an entity 76.6% owned by the stockholders of the Company, prior to the transaction, for 10,000,000 shares of Site2Shop.Com., Inc.'s common stock.

                        PRO FORMA FINANCIAL DATA


Introduction

          The following pro forma financial data is based upon historical financial statements of Site2Shop.Com, Inc. and Tricom Pictures & Productions, Inc. and has been prepared to illustrate the effects on such historical financial data of the Tricom Acquisition. The unaudited pro forma combined statements of operations for the year ended December 31, 1998 gives effect to the Tricom Acquisition as if it had been completed as of January 1, 1998. The unaudited pro forma combined balance sheets give effect to the Tricom Acquisition as if such transaction had been completed on December 31, 1998. The Tricom Acquisition is reflected using the "as if" pooling method of accounting.

         The pro forma financial data is provided for comparative purposes only and does not purport to represent the actual financial position or results of operations of the Company that actually would have been obtained if the Tricom Acquisition had been consummated on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.

         The pro forma financial data are based upon certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith. See the financial statements, including the notes thereto, appearing elsewhere herein.


                     UNAUDITED PRO FORMA COMBINED  STATEMENTS OF INCOME (Dollars
                        in thousands, except per share data)

                         For the year ended December 31, 1998


                                     Historical                  Pro Forma
                        --------------------------     -------------------------
                                                       Acquisition
                          Site2Shop.Com      Tricom    Adjustments      Combined
                          -------------     --------   -----------     ---------
Total Revenue ............$   1,198      $ 6,485      $   (354) (1)     $ 7,329
Cost of sales ............      731        1,284          (354) (1)       1,661
                           ----------     -------      --------         -------
    Gross Profit ...............467        5,201            -             5,668
Selling, general and
 administrative expenses      1,692        3,257            -             4,949
                           ----------     -------      --------         -------
Income (loss) from
  operations .............   (1,225)       1,945            -               720
Pro forma taxes (benefit)
 on income (loss)..              -           734          (463) (2)         271
                           ----------     -------      --------         -------
Pro forma net income
(loss) .....              $  (1,225)     $ 1,211      $    463          $   449
                           ==========     =======      ========         =======
Net income (loss) per
common share-basic ...    $   (1.57)                                    $  0.04
                           ===========                                  =======
Weighted average common
 shares outstanding- basic  782,085                  10,000,000 (3)  10,782,085
                           ===========               ==========      ==========

Notes to Unaudited Pro Forma Combined Statements of Income
----------------------------------------------------------


(1) To eliminate intercompany productions fees.


(2) To adjust effective tax rate to statutory rate (37.6%).

(3) To reflect issuance of 10,000,000 shares of common stock in conjunction with acquisition of Tricom. The acquisition of Tricom has been treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.


                             UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

                                        As of December 31, 1998
                                             (in thousands)



                               Historical                        Pro Forma
                      ------------------------       ---------------------------
                                                      Acquisition
                      Site2Shop.Com    Tricom         Adjustments(1)    Combined
                      -------------   --------       -------------     ---------


Cash.................    $     9       $    42            $  (9) (4)   $     42
Accounts receivable- net     285           349               --             634
Advances to affiliate ...     -             87               --              87
Due from related party ..     19            -               (19) (2)          -
Prepaid and other

  current assets ......       81            55               --             136
                         --------      --------           ------         -------

Total current assets ..      394           533              (28)            899


Equipment and leasehold
   improvements- net ..       87           220               --             307
Note receivable- related
 party ........               -            250             (250) (2)          -
Other assets ..........        8            23                               31
                         --------      --------           ------         -------

Total assets ..........  $   489       $ 1,026            $(278)       $  1,237

                         ========      ========           ======        ========

Current liabilities:

   Cash overdraft .......$    -        $    98            $  (9) (4)   $     89
   Accounts payable and

    accrued expenses ....    135           162               --             297
   Due to related party .     -             19              (19) (2)          -
   Deferred income taxes
    payable .............     -            924               --             924
   Capital lease obligations-
    Current portion ....      -             29               --              29
   Deferred revenue .......1,264         1,377                            2,641
                         --------      --------           ------         -------

Total current liabilities  1,399         2,609              (28)          3,980


Note payable- related party  250            -              (250) (2)          -

Capital lease obligations,
 less current portion ..      -             20               --              20
                         --------      --------           ------         -------

Total liabilities .....    1,649         2,629             (278)          4,000

                         --------      --------           ------         -------

Stockholders' equity:

   Common stock ..             1             1                9  (3)         11
   Additional paid-in
    capital .........        314           250             (259) (2) (3)    305
   Accumulated deficit    (1,475)       (1,854)             250 (2) (3)  (3,079)

                         --------       -------           ------         -------
Total stockholders'
 deficit ............     (1,160)       (1,603)               -          (2,763)
                         --------      --------           ------         -------

Total liabilities and

 stockholders' deficit   $   489       $ 1,026            $(278)      $   1,237

                         ========      ========           ========      ========




Notes to Unaudited Pro Forma Combined Balance Sheet
---------------------------------------------------

(1) The acquisition of Tricom has been treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.


(2) Elimination of intercompany payables and receivables.

(3) Issuance of 10,000,000 shares of common stock at $.001 par value.

(4) Reclassification of cash balances at same bank.

                                    PART III

      ITEM 2.  INDEX TO EXHIBITS


Exhibit No.             Description of Document
   2              Agreement and Plan of Reorganization
   2.1            Merger Agreement of February 9, 1999
   3.1            Articles of Incorporation
   3.1.2          Certificate of Amendment of Articles of Incorporation
                  dated August 16, 1996
   3.1.3          Certificate of Amendment of Articles of Incorporation dated
                  June 25, 1998
   3.1.4          Certificate of Amendment of Articles of Incorporation dated
                  February 9, 1999
  10              Agreement  for  Sale of Asset  dated  July  13,  1998  between
                  Registrant and Tricom Pictures & Productions, Inc.
  10.1            Exclusive  Production  Agreement  dated  July 1, 1998  between
                  Registrant and Tricom Pictures & Productions, Inc.
  10.2            Executive Employment Agreement dated June 29, 1998 between
                  Registrant and Mark Alfieri
  10.3            Executive Employment Agreement dated June 29, 1998 between
                  Registrant and Jack Levine
  10.4            Executive Employment Agreement dated August 18, 1998 between
                  Registrant and Eric Warm
  21              Subsidiaries of Registrant
  99              Shop T.V., Inc. 1998 Stock Option Plan
  99.1            Promissory Note of February 1, 1999

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SITE2SHOP.COM, INC.



Date: October 7, 1999                               By:/S/MARK ALFIERI
                                                 ------------------
                                               Mark Alfieri, President